Use these links to rapidly review the document

INDEX TO STATEMENT OF CASH RECEIPTS FROM INCLUDED CONTRACTS
INDEX TO STATEMENTS OF CASH RECEIPTS FROM INCLUDED CONTRACTS

Filed Pursuant to Rule 424(b)(1)
Registration No. 333-203457

PROSPECTUS

268,100 Shares

Fantex Series Jack Mewhort Convertible Tracking Stock
and
Shares of Platform Common Stock issuable upon conversion of
Fantex Series Jack Mewhort Convertible Tracking Stock
$10.00 per share

             This is the initial public offering of Fantex Series Jack Mewhort Convertible Tracking Stock ("Fantex Series Jack Mewhort"). This is also an offering of shares of our platform common stock into which the shares of Fantex Series Jack Mewhort are convertible, and references in this prospectus to an offering of shares of Fantex Series Jack Mewhort shall be deemed also to mean a reference to the shares of platform common stock into which the shares of Fantex Series Jack Mewhort are convertible.

             We are offering hereby 268,100 shares of Fantex Series Jack Mewhort at $10.00 per share on a best efforts, all or none basis. To the extent that there is insufficient interest in shares of our Fantex Series Jack Mewhort, this offering will be cancelled and no shares of our Fantex Series Jack Mewhort would be sold to the public. Funds received from the offering will be deposited into an interest bearing escrow account pending the closing of the offering in accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

             Our Fantex Series Jack Mewhort is a tracking stock. Our tracking stocks do not represent an interest in a separate legal entity. Each of our tracking stocks, including our Fantex Series Jack Mewhort and any tracking stock that we have or may create in the future, is intended to track and reflect the separate economic performance of a specific brand contract we have signed with an athlete, entertainer or other high profile individual. However, holders of shares of any of our tracking stocks will have no direct investment in the associated brand, brand contract or individual. Rather, investors in any of our tracking stocks will be our common stockholders and an investment in a tracking stock will represent an ownership interest in our company as a whole, which will expose holders to additional risks associated with any individual tracking stock that exists at the time of any investment or that we may establish and issue in the future. Jack Mewhort and his affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations. The issuance of Fantex Series Jack Mewhort will not result in an actual transfer of our assets or the creation of a separate legal entity.

             The platform common stock is intended to track and reflect the economic performance of all of our tracking stocks currently existing and those we may issue in the future. We will attribute to our Fantex Series Jack Mewhort, any other outstanding tracking stocks, and the platform common stock certain assets and expenses, including in certain cases expenses related to other series of common stock of Fantex that may be issued from time to time in the future. Our board of directors at its sole discretion may convert the shares of Fantex Series Jack Mewhort into platform common stock at any time following the two-year anniversary of the filing of a certificate of designations creating Fantex Series Jack Mewhort. See "Description of Capital Stock" and "Management and Attribution Policies" included or incorporated by reference in this prospectus.

             Holders of shares of our platform common stock and any of our tracking stocks, including shares of our Fantex Series Jack Mewhort, are each entitled to one vote per share of such stock. Following the consummation of this offering, Fantex Holdings, Inc. ("Fantex Holdings"), our parent company, will hold all 100,000,000 outstanding shares of our platform common stock, and thus will hold substantially all of the voting power of our outstanding common stock.

             We are an "emerging growth company," as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, are subject to reduced public company reporting requirements. See "Risk Factors" in our reports filed pursuant to the Exchange Act that are incorporated by reference in this prospectus. We have not generated profits and have substantially relied on money obtained from our parent, Fantex Holdings, to conduct our operations.

             Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share of Fantex Series Jack Mewhort(1)	Total

Initial public offering price	$10.00	$2,681,000

Underwriting discounts(2)	$0.60	$160,860

Proceeds to Fantex, before expenses	$9.40	$2,520,140

(1)
The platform common stock will be issued for no separate consideration, but will be issued only upon the conversion of Fantex Series Jack Mewhort.

(2)
See "Underwriting (Conflicts of Interest)."

             Shares of our Fantex Series Jack Mewhort are new securities; there are currently none issued and there is currently no established market. We do not intend to apply for a listing of our Fantex Series Jack Mewhort on any securities exchange. Our Fantex Series Jack Mewhort will be offered through the website of our affiliated broker-dealer, Fantex Brokerage Services, LLC ("FBS") as well as through other participating broker-dealers. Accordingly, we cannot assure you as to the development or liquidity of any market for our Fantex Series Jack Mewhort. Shares of our Fantex Series Jack Mewhort will be issued in electronic form.

             Investors will be required to satisfy the suitability requirements described in the prospectus in order to invest in the offering. The method for submitting reservations and a more detailed description of this offering process are included in "Underwriting (Conflicts of Interest)—Offering Process" beginning on page 51.

             Although this offering is being conducted on a best efforts, all or nothing basis, Fantex Holdings and certain directors and related persons of Fantex Holdings may purchase up to 184,400 shares or 68.8% of this offering if FBS is unable to locate other qualified purchasers. This amount may be increased by up to 13,400 shares to an aggregate of 197,800 shares or 73.8% of this offering prior to the closing of this offering. Fantex Holdings and certain directors and related persons of Fantex Holdings purchased 70.6% of our offering of Fantex Series Michael Brockers Convertible Tracking Stock, 72.3% of our offering of Fantex Series Alshon Jeffery Convertible Tracking Stock, 53.8% of our offering of Fantex Series Mohamed Sanu Convertible Tracking Stock, 53.0% of our offering of Fantex Series EJ Manuel Convertible Tracking Stock and 24.3% of our offering of Fantex Series Vernon Davis Convertible Tracking Stock. Under the terms of the standby purchase agreement, we expect that Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to 128,280 shares of Fantex Series Jack Mewhort in this offering, and we expect certain directors and related persons of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to an aggregate of 56,120 shares of Fantex Series Jack Mewhort in this offering. Sales of shares to Fantex Holdings and any directors and related persons of Fantex Holdings will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price. Under the terms of the standby purchase agreement, none of these purchasers will transfer, sell or otherwise dispose of any shares purchased by them (i) for a period of 180 days after the effective date of this offering or (ii) thereafter unless the offering of such shares is registered pursuant to a subsequent registration statement. For further information regarding these standby shares, please see the section entitled "Underwriting (Conflicts of Interest)."

             This offering is highly speculative and the securities involve a high degree of risk. Investing in our Fantex Series Jack Mewhort should be considered only by persons who can afford the loss of their entire investment. See "Risk Factors" beginning on page 18 and in our Exchange Act reports that are incorporated by reference in this prospectus.

             According to the NFL Players Association, the average career of a National Football League (the "NFL"), player lasts about 3 years and according to the NFL Management Council the average career length for (i) an NFL rookie that makes an opening day NFL roster is 6 years, (ii) an NFL player that is a 1st round draft pick is 9.3 years and (iii) an NFL player that is selected for or plays in at least one Pro Bowl is 11.7 years. We assume that Jack Mewhort's career will be 10 years. We have conducted a valuation analysis and determined that the present value of the brand income that Jack Mewhort may earn is approximately $25.2 million of which we would be entitled to 10% under our brand contract with Jack Mewhort. We will attribute 95% of the income to which we are entitled under our brand contract with Jack Mewhort to our Fantex Series Jack Mewhort, while the remaining 5% will be attributed to the platform common stock. We made a number of assumptions to determine the value of the brand income. If any of our assumptions are materially incorrect, including our assumptions regarding the projected future earnings of Jack Mewhort in football, football related activities and other brand income, the actual value of the brand income could be significantly less than $25.2 million, 96.2% of which is estimated to be derived from anticipated future contracts that do not exist as of the date of this prospectus. In such case, the return on investment or rate of return on an investment in Fantex Series Jack Mewhort could be significantly below an investor's expectation. A more detailed description of the estimation of Jack Mewhort's career length is included in the section entitled "—Jack Mewhort Brand Contract, at Estimated Fair Value—Jack Mewhort Career Length" beginning on page 33.

             This offering will terminate upon the earlier to occur of (i) 30 days after this registration statement becomes effective with the Securities and Exchange Commission, or (ii) the date on which all shares offered hereby have been sold.

FANTEX BROKERAGE SERVICES, LLC	MERRIMAN CAPITAL, INC.

The date of this prospectus is July 9, 2015.

        We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell shares of our Fantex Series Jack Mewhort. The information in this prospectus is complete and accurate only as of June 19, 2015, regardless of the time of delivery of this prospectus or any sale of shares of our Fantex Series Jack Mewhort. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

        This prospectus has been prepared by Fantex and may be used by FBS in connection with offers and sales of these securities in secondary market transactions in these securities, including market-making transactions as may be effected from time to time. However, FBS is not obligated to make a market in Fantex Series Jack Mewhort and if it does so, it may discontinue any market-making at any time without notice, in its sole discretion. FBS has no current intention of acting as a market-maker in the secondary market for Fantex Series Jack Mewhort, but may do so in the future. If FBS decides to make a market in a tracking stock, it will first amend its Form ATS filed with the Securities and Exchange Commission (the "SEC"), to reflect such change. To the extent FBS chooses to act as a market-maker, it may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. Fantex will not receive any proceeds from such secondary market offers and sales. All such transactions with respect to these securities that are made pursuant to a prospectus after the effectiveness of the registration statement of which this prospectus is a part are being made solely pursuant to this prospectus, as it may be supplemented from time to time. This

i

delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Neither we nor the underwriters have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside the United States. Investors must have a U.S. mailing address (other than a P.O. Box) and a U.S. social security number and/or a U.S. tax identification number to be eligible to participate in this offering.

ii

WHERE YOU CAN FIND MORE INFORMATION; INFORMATION INCORPORATED BY REFERENCE

Available Information

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Fantex Series Jack Mewhort being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the Fantex Series Jack Mewhort offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document to which reference is made are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

        A copy of the registration statement and the accompanying exhibits and schedules and any other document we file with the SEC may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.fantexbrands.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus, except as specifically stated below.

Information Incorporated by Reference

        The SEC allows us to "incorporate by reference" information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC on March 27, 2015;

  •
  our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 10, 2015;

  •
  our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, as filed with the SEC on May 13, 2015;

  •
  our Current Reports on Form 8-K as filed with the SEC on June 1, 2015, April 7, 2015, March 19, 2015 and January 13, 2015; and

  •
  the description of common stock contained in our Forms 8-A as filed with the SEC on June 1, 2015, March 20, 2015, November 7, 2014, July 28, 2014 and May 2, 2014.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, by contacting:

Fantex, Inc.
330 Townsend Street
Suite 234
San Francisco, CA 94107
Telephone: (415) 592-5950
Attention: Investor Relations

        You may also access these filings on our website at www.fantexbrands.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus, other than those filings with the SEC that we specifically incorporate by reference into this prospectus.

PROSPECTUS SUMMARY

        The following summary highlights certain information about us and this offering contained or incorporated by reference in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including the documents incorporated by reference herein, before deciding to invest in our Fantex Series Jack Mewhort. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements and Industry Data." Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the "Risk Factors" and other sections of this prospectus and in the information incorporated by reference herein.

        We are a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. Our business is focused on three core areas:

  •
  evaluating, targeting and accessing individuals and brands with the potential to generate significant income associated with these brands ("brand income");

  •
  acquiring minority interests in such brand income; and

  •
  assisting our acquired brands in increasing their value through technology and by leveraging our marketing, advertising and strategic partnering expertise.

        On March 26, 2015, we entered into a brand contract with Jack Donald Mewhort (together with any affiliate, as the context requires, "Jack Mewhort"), a professional athlete in the National Football League (the "NFL"), pursuant to which we will acquire an interest equal to 10% of the gross monies or other consideration (including rights to make investments) that Jack Mewhort receives after February 15, 2015, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes), as a result of his activities in the NFL (including activities in a non-NFL football league) and related fields, such as broadcasting and coaching. As consideration for this interest under the brand contract, we will pay Jack Mewhort a one-time cash amount of $2.52 million contingent upon our ability to obtain financing, which we intend to do through this offering.

        We have also entered into brand contracts with a number of other professional athletes, as discussed elsewhere or incorporated by reference in this prospectus. We intend to enter into additional brand contracts in the future with other individuals with the potential to generate significant brand income, and in some cases, with the affiliates of these individuals, whom we refer to, together with the individual, as the contract party. We are actively pursuing these additional brand contracts, but as of the date of this prospectus we have no current commitments to enter into any such additional brand contracts. All of our brand contracts, including those that we enter into in the future with other contract parties, are or are expected to be contingent upon obtaining financing to fund the acquisition of the minority interest in the respective brands, and we intend to finance the acquisition of additional brands through the issuance of additional tracking stocks linked to the value of such brands.

        We were incorporated in Delaware on September 14, 2012 as a wholly-owned subsidiary of our parent company, Fantex Holdings, Inc. ("Fantex Holdings" or "our parent"). Fantex Holdings was incorporated in Delaware on April 9, 2012. We have little operational history and limited assets and resources and to date we have relied on our parent to conduct our operations through its employees. From and after April 28, 2014, we have been operating under a management agreement with our parent, which we describe in more detail elsewhere in this prospectus (including documents incorporated by reference in this prospectus), but pursuant to which our parent provides us with certain management and administrative services, including providing and compensating our executive management and other personnel, as well as services relating to information technology support, brand management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. We will begin to assume management and administrative tasks at such time in the future as the actual cost of these services is less than our service fee to Fantex Holdings, which we do not anticipate would occur until we begin to receive significant cash flows from multiple brand contracts. However, if our parent is unable to perform any of the services that they are required to perform under the management agreement, due to financial difficulty or otherwise, then we may be forced to assume management and administrative tasks, and incur additional expenses, sooner than we anticipate. Until such time we will continue to rely on our parent to conduct our operations in accordance with the management agreement.

Evaluation, Acquisition and Enhancement of Brands

        Prior to entering into a brand contract, we conduct a detailed evaluation of the brand and the contract party to determine whether, in our opinion, the brand would be a suitable brand with the potential to generate significant brand income based on the criteria set forth below. We consider a brand to be a distillation of a complex set of associations people make with respect to an individual, including performance, appearance, history and personal story, products or services such individual is associated with, public statements or positions on matters of public concern, how an individual acts or the image such individual projects to the world. We seek brands that convey images and associations that we believe will be recognized and valued in the marketplace.

        As part of our brand evaluation, we review the brand's reputation and relative standing in their principal field, such as a wide receiver, running back, tight end or quarterback in the NFL, collect and analyze widely followed statistics, review existing contracts and potential for future contracts, assess the character and reputation of the contract party, assess potential future cash flow expected to be generated by the contract party as well as examine the brand's current positioning and marketing footprint (such as, for example, if they are on Twitter, the reach (how many followers), engagement level (how engaged are the followers), and potential for growth). This evaluation provides a framework to develop further marketing strategies to aid us in our efforts to enhance the value of the brand.

        We believe we have extensive industry contacts among the board of directors, employees, consultants and advisors of our company and our affiliates, Fantex Holdings and Fantex Brokerage Services, LLC ("FBS"), which we utilize to access individuals and brands that meet our criteria. Through our contacts we seek to establish working relationships with these brands and their key advisors to begin the process of educating them about our business and the benefits of a brand contract and a continuing relationship. We enter into an arm's-length negotiation primarily to finalize a purchase price, our percentage of the contract party's brand income ("acquired brand income" or "ABI"), and the scope of brand income, including whether or not there would be any specific exclusions. We do, however, have limited experience in evaluating and entering into similar contracts with athletes, entertainers and other high-profile individuals because we are pioneering a new business model and to date we have only entered into a small number of brand contracts.

        We believe that developing a diverse portfolio of global brands will enable us to increase brand reach across our portfolio and allow us to provide unique insights that contract parties may employ to increase consumer awareness of their brands and our brands more generally. We believe that our combined efforts could lead to increased consumer engagement with the brands by optimizing message delivery, including driving engagement through the use of content developed by us or third parties. We seek to aid our brands in fostering positive brand associations in order to create a unique position in the marketplace that is independent of their primary occupation, such as an athlete in the NFL. We believe this will drive greater engagement with a connected audience and lead to greater longevity of the brands. We also believe that investors in a tracking stock linked to a brand are more likely to be consumer advocates for that brand. Investors in a tracking stock would have an economic interest in the growth of the associated tracking stock, and therefore we believe they may be more likely to follow and share brand information and be more active promoters of the associated brand than other fans or social network followers of the athlete. However, we have no history to demonstrate, and we can make no assurances, that any of our investors will in fact actively promote the associated brand.

        In addition to our services intended to help optimize the reach of the brand, we intend to provide advice to contract parties based on our experience that would aid them in obtaining more attractive terms in their negotiations with future sponsors. We believe that our proprietary internal data and our marketing insights will assist our contract parties to more accurately evaluate their brand value in the marketplace and potentially increase future endorsement amounts and brand longevity post career.

        We note, however, that we have no contractual obligation to the contract party to engage in any of these activities that may enhance the value of our brands, and the contract party has no contractual obligation to act on any advice that we may provide. Brand development is a long-term strategy, and any investment we may make to promote our acquired brands will be for long- or medium-term results and would not be expected to increase brand income in the near-term, if at all. Moreover, as with other forms of marketing and brand enhancement strategies, the impact of our efforts on brand value may be difficult to determine objectively. Even if our promotion activities increase the endorsement income to a contract party, they may nonetheless have a negative impact on the market value of shares of the associated tracking stock because we will only receive a portion of any increased brand income. For example, because the ABI under our typical brand contract is 10% of brand income, our promotion efforts must produce brand income equal to at least ten times our costs for such promotion efforts in order to return our investment.

        If our brand enhancement strategy is unsuccessful, or if the contract party chooses not to accept any brand enhancement assistance from us, then the success of any brands we acquire will be entirely dependent upon the efforts of the contract party. In addition, the contract party is neither our affiliate, nor a director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders, and has no obligation to take any action whatsoever to enhance the value of the brand.

Our Tracking Units and Tracking Stocks

        To date, we have entered into a small number of brand contracts, and we have created or intend to create a tracking unit related to each of these brand contracts and a tracking stock related to such tracking unit, with each of:

Contract Party	Effective Date of Brand Contract	Tracking Unit Related to the Brand Contract	Tracking Stock Related to the Tracking Unit
Kendall Wright	March 26, 2015	Kendall Wright Brand	Fantex Series Kendall Wright
Jack Mewhort	March 26, 2015	Jack Mewhort Brand	Fantex Series Jack Mewhort
Michael Brockers*	January 9, 2015	Michael Brockers Brand	Fantex Series Michael Brockers
Alshon Jeffery*	September 18, 2014	Alshon Jeffery Brand	Fantex Series Alshon Jeffery
Mohamed Sanu*	May 14, 2014	Mohamed Sanu Brand	Fantex Series Mohamed Sanu
EJ Manuel*	February 14, 2014	EJ Manuel Brand	Fantex Series EJ Manuel
Vernon Davis*	October 30, 2013	Vernon Davis Brand	Fantex Series Vernon Davis
Arian Foster	February 28, 2013	Arian Foster Brand	Fantex Series Arian Foster

*
The registration statement related to the offering of the tracking stock linked to the value of this brand has been declared effective by the SEC.

        You may view the real-time trading prices of our currently effective tracking stocks at www.fantex.com.

Conversion into Platform Common Stock

        Our platform common stock is intended to track and reflect the economic performance of all of our tracking stocks by having a small percentage of ABI from these tracking stocks attributed to it. In addition, to the extent not attributed to a particular tracking stock, our platform common stock will have attributed to it any of the direct liabilities, costs and expenses related to any of our offerings of our tracking stocks (other than underwriting discounts and commissions as applicable for any offering) or incurred by us or our parent in connection with any brand development activities prior to the consummation of the offering of any tracking stock. Our board of directors may at any time following the two-year anniversary of the filing of a certificate of designations creating a new tracking stock and convert such tracking stock into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of such tracking stock by the then fair value of a share of our platform common stock.

Jack Mewhort Brand

Jack Mewhort Brand Contract

        Our brand contract with Jack Mewhort entitles us to receive 10% of brand income for Jack Mewhort after February 15, 2015. As consideration for the ABI under the brand contract, we will pay Jack Mewhort a one-time cash amount of $2.52 million contingent upon our ability to obtain financing, which we intend to do through an offering of shares of our Fantex Series Jack Mewhort. We will have no further financial obligation to Jack Mewhort under the brand contract once this payment has been made. The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of Jack Mewhort and us. If Jack Mewhort resigns from the NFL within two years after this offering for any reason other than injury, illness or medical condition, we may elect in our sole discretion to terminate the brand contract and he will be required to pay us approximately $2.68 million (net of any amounts previously paid to us by him pursuant to the brand contract). We are also entitled to certain other ongoing information and audit rights.

        For a further description of our brand contract with Jack Mewhort please see "Business—Jack Mewhort Brand—Jack Mewhort Brand Contract."

Jack Mewhort

        Jack Mewhort is an offensive guard for the Indianapolis Colts in the NFL and has been in the NFL since the 2014 season. He was selected by the Indianapolis Colts with the 59th overall pick in the 2nd round of the 2014 NFL Draft. Jack Mewhort attended The Ohio State University, where he played on the offensive line in a total of 49 games. At Ohio State, he played in 10 games as a redshirt freshman and was named to the all-Big Ten Freshmen team by Rivals.com. The following season, Jack Mewhort started the first five games of the season at left guard and finished the remainder of the season with eight consecutive starts at right guard, and was named Honorable Mention All-Big Ten Conference. In the 2012 season, Jack Mewhort started all 12 games at left tackle and was presented with Ohio State's 2012 co-offensive lineman of the year award. The Ohio State Buckeyes went undefeated in 2012, and won the Big Ten Conference Leaders Division. In 2013, Jack Mewhort was named to the preseason watch list for the Outland Trophy. For the 2013 season, Jack Mewhort was named a first-team All-American by ESPN.com, and second-team All-American by Walter Camp, Sports Illustrated and the Football Writers Association of America. Jack Mewhort was also invited to the Reese's Senior Bowl. As an NFL rookie, Jack Mewhort started and played in 14 regular season games and 3 post-season games as the left guard for the Indianapolis Colts.

        On July 2, 2014, Jack Mewhort underwent arthroscopic knee surgery on his right knee, after the Indianapolis Colts' rookie minicamp, but started the first four games of the 2014 NFL regular season for the Indianapolis Colts. Jack Mewhort missed two NFL games on October 5, 2014 and October 9, 2014, due to an ankle injury. Jack Mewhort has experienced these injuries as well as instances of normal wear and tear as an athlete in Division I college football and the NFL and we expect that Jack Mewhort will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Jack Mewhort's playing performance and the value of the Jack Mewhort Brand.

Jack Mewhort Brand Income

        Jack Mewhort's brand income currently includes amounts from his NFL player contract with the Indianapolis Colts and any payments he may receive from NFL Players, Inc. pursuant to the NFL Group Licensing Agreement. In addition, approximately 96.2% (before applying any discount rates for future earnings) of the total brand income that we estimated for Jack Mewhort is derived from anticipated future contracts that do not exist as of the date of this prospectus, such as future playing contracts, endorsements and/or additional brand generating income from coaching, broadcasting or the like. The opportunity to receive a return of capital or any profit from an investment in our Fantex Series Jack Mewhort will depend in large part upon Jack Mewhort's ability to play out his existing NFL player contract and enter into additional multi-year NFL player contracts on terms that are, on an average annualized basis, economically superior to his existing NFL player contract and on his ability over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand generating income) that compensate him in amounts that are in excess of compensation that he has had historically from these sources.. We will not know for a number of years, including up to three years for his NFL player contract, whether and on what terms Jack Mewhort would be able to secure such contracts. For a more detailed description of the valuation of the Jack Mewhort brand contract, please see the section entitled "—Jack Mewhort Brand Contract, at Estimated Fair Value" beginning on page 32.

  NFL Player Contract

        Jack Mewhort is in the second year of a four year player contract with the Indianapolis Colts, pursuant to which he is eligible to receive for the 2014 season through the 2017 season a compensation of up to an aggregate of $3.57 million (annual salaries of: $0.42 million in 2014, $0.58 million in 2015, $0.74 million in 2016 and $0.91 million in 2017, and a $0.92 million signing bonus). Assuming completion of this offering, any of these payments received after February 15, 2015 (other than the second installment of the signing bonus), would be considered brand income when received by Jack Mewhort, and thus we would be entitled to 10% of these amounts when paid. To the extent Jack Mewhort elects to defer receipt of his compensation under his NFL player contract, pursuant to Article 26, Section 6 of the Collective Bargaining Agreement (the "CBA") by and between National Football League Management Council and the National Football League Players' Association (the "NFLPA") for purposes of the brand contract, such deferred compensation will be deemed to have been received by Jack Mewhort on the due date provided in his NFL player contract, prior to any such deferral, and we will be entitled to 10% of these amounts as of such due date. Payments under the NFL player contract are made in installments over the course of the applicable regular season period. Therefore, we expect that the Jack Mewhort will be subject to seasonal fluctuations in attributed income.

        For a further description of the duration, compensation and other material provisions of the NFL player contract, please see "Business—Jack Mewhort Brand—Jack Mewhort Brand Income—NFL Player Contract—Indianapolis Colts (the Colts)."

  Other Contracts

        Other than payments Jack Mewhort may receive from NFL Players, Inc. pursuant to the NFLPA Group Licensing Agreement, there are currently no other included contracts.

Other Brands

Kendall Wright Brand

        Our brand contract with Kendall Wright (together with any affiliate, as the context requires, "Kendall Wright") entitles us to receive 10% of brand income for Kendall Wright after December 1, 2014. As consideration for the ABI under the brand contract, we will pay Kendall Wright a one-time cash amount of $3.125 million contingent upon our ability to obtain financing, which we intend to do through an offering of shares of our Fantex Series Kendall Wright Convertible Tracking Stock (our "Fantex Series Kendall Wright"). We will have no further financial obligation to Kendall Wright under the brand contract once this payment has been made. The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of Kendall Wright and us. If Kendall Wright resigns from the NFL within two years of the date of an offering of shares of our Fantex Series Kendall Wright for any reason other than injury, illness or medical condition, we may elect in our sole discretion to terminate the brand contract and he will be required to pay us approximately $3.33 million (net of any amounts previously paid to us by him pursuant to the brand contract). We are also entitled to certain other ongoing information and audit rights.

        For a further description of our brand contract with Kendall Wright please see "Business—Other Brands—Kendall Wright Brand—Kendall Wright Brand Contract."

Our Other Brands

        We also have brand contracts with Michael Brockers, Alshon Jeffery, Mohamed Sanu, EJ Manuel, Vernon Davis and Arian Foster.

Management Agreement

        We have entered into a management agreement with our parent, pursuant to which our parent has agreed to provide us with management and administrative services, including providing and compensating our executive management and other personnel, as well as services relating to information technology support, brand management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. We have agreed to pay 5% of the amount of the gross cash received by us, if any, pursuant to our brand contracts during any quarterly period as remuneration for the services provided. The amount of gross cash received used to calculate this 5% fee will include any portion allocated to reduction in carrying value on our financial statements but shall not take into account the changes in fair value of the brand contracts. As such, the service fee under the management agreement will be determined based on the total amount of actual cash received under the brand contracts in a given quarterly period prior to any adjustments for fair value and without regard to the expected cash receipts in such quarter as reflected in the financial statements for that quarter. To the extent we receive no cash for any period then we would not owe any fee for any services provided during that period. We may evaluate the service fee from time to time to assess the continued appropriateness of the percentage of our cash receipts upon which the service fee is calculated, in light of the services being provided by our parent at the time and cost of those services.

        The agreement had an initial term through December 31, 2014 and was automatically renewed for a one-year term through December 31, 2015. It will continue to automatically renew for successive one-year terms each December 31 unless either party provides written notice of its intent not to renew at least three months prior to such renewal. We may also terminate any specific service and/or the agreement, without penalty, with 30 days prior written notice to Fantex Holdings. Fantex Holdings may terminate any specific service and/or the agreement with 180 days prior written notice to us, but if we, using our commercially reasonable efforts, are unable to either perform the services ourselves or enter into a reasonable arrangement with a third party to perform the services that we are unable perform ourselves, then Fantex Holdings will continue to perform such services for an additional period of 180 days.

Risks Associated with Our Business

        Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus, including information incorporated by reference in this prospectus.

Conflicts of Interest

        The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. ("FINRA") because one of the underwriters, FBS, will have a "conflict of interest" pursuant to Rule 5121(f)(5)(B) because Fantex is under common control with FBS, and pursuant to Rule 5121(f)(5)(C)(ii) because at least five percent of the net offering proceeds, not including underwriting compensation, are intended to be directed to an affiliate of FBS. Rule 5121 requires that a "qualified independent underwriter" as defined in FINRA Rule 5121 must participate in the preparation of the registration statement of which this prospectus forms a part and perform due diligence investigations with respect to the registration statement and this prospectus. Accordingly, Merriman Capital, Inc. ("Merriman") is assuming the responsibilities of acting as the "qualified independent underwriter" in the offering. In consideration for its services and expenses as the qualified independent underwriter, FBS has agreed to pay Merriman a fee equal to $25,000, assuming the sale of 268,100 shares of Fantex Series Jack Mewhort in this offering at an initial public offering price of $10.00 per share (in each case, the amounts set forth on the front cover of this prospectus). Pursuant to FINRA Rule 5121, FBS will not confirm sales to accounts in which it exercises discretionary authority, if any, without the specific prior written approval of the account holder. See "Underwriting (Conflicts of Interest)—Conflicts of Interest."

Subsequent Events

        On April 28, 2015 we paid a cash dividend of $0.50 per share to the holders of record of Fantex Series Vernon Davis as of the close of business on April 24, 2015, an aggregate payment of $205,550.

 THE OFFERING

Shares offered	268,100 shares of Fantex Series Jack Mewhort.
Common stock to be outstanding after this offering

100,000,000 shares of platform common stock, 421,100 shares of Fantex Series Vernon Davis, 523,700 shares of Fantex Series EJ Manuel, 164,300 shares of Fantex Series Mohamed Sanu, 835,800 shares of Fantex Series Alshon Jeffery, 362,200 shares of Fantex Series Michael Brockers and 268,100 shares of Fantex Series Jack Mewhort.

Offering type

The offering is being conducted on a best efforts, all or none basis. To the extent that there is insufficient interest in shares of our Fantex Series Jack Mewhort, this offering will be cancelled and no shares of our Fantex Series Jack Mewhort would be sold to the public.

Voting rights

The holders of shares of our tracking stock, including Fantex Series Jack Mewhort, and our platform common stock are each entitled to one vote per share of such stock. Following the consummation of this offering, Fantex Holdings, our parent company, will continue to hold substantially all of the voting power of our outstanding common stock. See "Description of Capital Stock."

Conversion

Our board of directors may, at any time following the two-year anniversary of the filing of a certificate of designations creating Fantex Series Jack Mewhort, convert shares of our Fantex Series Jack Mewhort into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of our Fantex Series Jack Mewhort by the fair value of a share of our platform common stock. For a further description, including how we would determine the fair value of shares of our platform common stock and our Fantex Series Jack Mewhort, please see "Description of Capital Stock."

Liquidation

In the event of a liquidation, dissolution or winding up of Fantex, including a change of control of Fantex, after payment or provision for payment of our debts and liabilities, each share of our common stock (including each of our tracking stocks and the platform common stock) will be entitled to receive a proportionate interest in the net assets of Fantex remaining for distribution to holders of common stock equal to the fair value of such share, provided that if the assets legally available for distribution to the holders of common stock are insufficient to permit the payment in full to each share of common stock the amount to which they would otherwise be entitled, then such assets available for distribution to the holders of common stock will be distributed to all holders of common stock ratably in proportion to the full amounts which they would be entitled to receive on shares of common stock held by them. If all distributions required above are made and there remain any assets available for distribution to holders of common stock such assets shall be divided among the holders of common stock in proportion to the amounts that were payable as required above in respect of the shares held by them. For a further description, including how we would determine the fair value of shares of our platform common stock and our tracking stocks, please see "Description of Capital Stock."

Dividends

We have in the past and continue to intend to pay cash dividends on a quarterly basis out of available cash for each tracking stock, including our Fantex Series Jack Mewhort, equal to an amount in excess of 20% of the "available dividend amount" for such series, unless such dividend would be expected to have a material impact on our liquidity or capital resources. The available dividend amount for any tracking stock is, as of any particular date, an amount equal to the lesser of (a) total assets of our company legally available for the payment of dividends under Delaware law and (b) an amount equal to (i) the excess of the total assets attributed to the applicable tracking stock over the total liabilities attributed to such tracking stock, less the par value of the outstanding shares of such tracking stock; or (ii) if there is no such excess, the attributable income of the tracking stock for the fiscal year in which the dividend is being declared and/or the preceding fiscal year.

Use of proceeds

As consideration for the ABI under our brand contract with Jack Mewhort we will pay him a one-time cash amount of $2.52 million contingent upon our ability to obtain financing. We will use up to $2.52 million of our net proceeds from this offering, together with existing cash and cash equivalents if necessary, to fund the payment of this purchase price to Jack Mewhort. See "Use of Proceeds."

Electronic form and transferability

Fantex Series Jack Mewhort (and any shares of our platform common stock issuable upon conversion of Fantex Series Jack Mewhort) will be issued in electronic form only. Shares of our Fantex Series Jack Mewhort are new securities; there are currently none issued and there is currently no established market. We do not intend to apply for a listing of our Fantex Series Jack Mewhort or our platform common stock on any securities exchange. Accordingly, we cannot assure you as to the development or liquidity of any market for our Fantex Series Jack Mewhort or our platform common stock. Neither Fantex Series Jack Mewhort nor our platform common stock will be listed on any exchange and our platform common stock will not be transferable. There can be no assurance that an active trading market for Fantex Series Jack Mewhort or platform common stock will develop, or that you will be able to resell shares of our Fantex Series Jack Mewhort or platform common stock at a price that would reflect their fundamental value, if at all.

Standby Purchases

Under the terms of the standby purchase agreement, we expect that Fantex Holdings, our parent company, will agree to purchase from FBS, at the initial public offering price, up to 128,280 shares of Fantex Series Jack Mewhort in this offering, and we expect certain directors and related persons of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to an aggregate of 56,120 shares of Fantex Series Jack Mewhort in this offering. The total amount of shares purchased by such standby purchasers may be increased by up to 13,400 shares to an aggregate of 197,800 prior to the closing of this offering. Sales of shares to Fantex Holdings or anydirectors or related persons of Fantex Holdings will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price. Under the terms of the standby purchase agreement and pursuant to FINRA Rule 5110(g)(1), neither Fantex Holdings nor any directors or related persons of Fantex Holdings will sell, transfer, assign, pledge or hypothecate such shares of Fantex Series Jack Mewhort, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of any shares purchased by them (i) for a period of 180 days after the effective date of this offering or (ii) thereafter unless the offering of such shares is registered pursuant to a subsequent registration statement. For further information regarding these standby shares, please see the section entitled "Underwriting (Conflicts of Interest)."

U.S. federal income tax consequences

For material U.S. federal income tax consequences of the acquisition, ownership, disposition and conversion of Fantex Series Jack Mewhort and platform common stock, please see "Material U.S. Federal Income Tax Considerations" herein.

Maximum Investment Limits and Financial Suitability

An investment in Fantex Series Jack Mewhort is subject to certain maximum investment limits, some of which are based on financial suitability. See "Underwriting (Conflicts of Interest)—Offering Process—Maximum Investment Limits and Financial Suitability."

Risk factors	You should read "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our Fantex Series Jack Mewhort.
OTC trading symbol	JKMTL

        The number of shares of our common stock to be outstanding after this offering is based on the following outstanding shares of our company as of June 19, 2015:

  •
  100,000,000 shares of our platform common stock;

  •
  362,200 shares of our Fantex Series Michael Brockers;

  •
  835,800 shares of our Fantex Series Alshon Jeffery;

  •
  164,300 shares of our Fantex Series Mohamed Sanu;

  •
  523,700 shares of our Fantex Series EJ Manuel;

  •
  421,100 shares of our Fantex Series Vernon Davis; and

  •
  no other outstanding tracking stocks;

and excludes 7,500,000 shares of our platform common stock reserved for future issuance under our 2013 Equity Incentive Award Plan.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  that our certificate of designations for Fantex Series Jack Mewhort, which we will file in connection with the consummation of this offering, is in effect; and

  •
  no purchases of Fantex Series Jack Mewhort by Fantex Holdings or its directors or related persons in this offering. We expect Fantex Holdings and certain directors and related persons of Fantex Holdings will agree to purchase up to 128,280 shares and 56,120 shares, respectively, of our Fantex Series Jack Mewhort in this offering (up to approximately 68.8% of the shares being offered by this prospectus) at the initial public offering price upon written confirmation from FBS that it is unable to locate other qualified purchasers for the shares at the initial public offering price. This amount may be increased by up to 13,400 shares to an aggregate of 197,800 shares, or 73.8% of this offering prior to the closing of this offering.

SUMMARY FINANCIAL AND OTHER DATA

        We have derived the following summary financial data from our audited financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2014 and from the unaudited information appearing in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, both of which are incorporated by reference in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. The summary financial data set forth below should be read together with the financial statements and the related notes to those statements and the statement captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q.

Statements of Operations and Balance Sheets

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013
Income / (Loss) from Brand Contracts	$1,537,275	$—	$(2,203,500)	$—
OPERATING EXPENSES:
Personnel Costs	357,612	309,189	1,308,698	875,718
Professional Services	660,543	685,958	2,136,554	2,305,020
General and administrative, exclusive of personnel costs	205,492	125,913	605,969	381,557

Total Operating Expenses	1,223,647	1,121,060	4,051,221	3,562,295

Net Income / (Loss)(1)	$313,628	$(1,121,060)	$(6,254,721)	$(3,562,295)

(1)
For a more detailed description of the Net Income / (Loss) attributable to our platform common stock and each of our Tracking Stocks as of March 31, 2015 and December 31, 2014 please see "Calculation of Net Income / (Loss) for Our Platform Common Stock and the Outstanding Tracking Stocks" below.

        The table below presents our balance sheet as of March 31, 2015 and December 31, 2014:

	As of
	March 31, 2015	December 31, 2014
Balance Sheet Data:
Cash and Cash Equivalents	$1,037,409	$929,440
Receivable from Contract Parties	93,526	60,487
Prepaid Assets	—	44,278
Investment in Brand Contracts, at Fair Value	16,460,902	7,221,182
Other Investments	110,800	—

Total Assets	$17,702,637	$8,255,387

Total Liabilities	$102,203	$76,172

Contributed Capital(1)	28,587,945	19,480,354
Accumulated Deficit	(10,987,511)	(11,301,139)

Total stockholders' equity	17,600,434	8,179,215

(1)
Includes par value of issued and outstanding shares and additional paid in capital. Please see "Capitalization" in this Registration Statement, our audited Financial Statements included in our Annual Report on Form 10-K and our unaudited Financial Statements included in our Quarterly Report on Form 10-Q.

  Calculation of Net Income / (Loss) for Our Platform Common Stock and the Outstanding Tracking Stocks:

	For the three months ended March 31, 2015
	Platform Common Stock	Fantex Series Vernon Davis Convertible Tracking Stock	Fantex Series EJ Manuel Convertible Tracking Stock	Fantex Series Mohamed Sanu Convertible Tracking Stock	Fantex Series Alshon Jeffery Convertible Tracking Stock	Total
Attributed Income from Brand Contracts(1)	$76,863	$126,361	$69,986	$89,506	$1,174,559	$1,537,275
Attributed Expenses:
Direct Expenses	1,211,999	2,665	692	1,313	6,978	1,223,647
Management Fees(2)	(9,714)	2,221	577	1,101	5,815	—

Total Attributed Expenses	1,202,285	4,886	1,269	2,414	12,793	1,223,647

Attributed Net Income / (Loss) Before Taxes	(1,125,422)	121,475	68,717	87,092	1,161,766	313,628

Attributed Income Taxes	—	—	—	—	—	—

Attributed Net Income / (Loss)	$(1,125,422)	$121,475	$68,717	$87,092	$1,161,766	$313,628

	For the year ended December 31, 2014
	Platform Common Stock	Fantex Series Vernon Davis Convertible Tracking Stock	Fantex Series EJ Manuel Convertible Tracking Stock	Fantex Series Mohamed Sanu Convertible Tracking Stock	Total
Attributed Income / (Loss) from Brand Contracts(1)	$(110,175)	$(398,100)	$(2,181,112)	$485,887	$(2,203,500)
Attributed Expenses:
Direct Expenses	3,989,774	54,245	5,026	2,176	4,051,221
Management Fees(2)	(49,866)	43,912	4,141	1,813	—

Total Attributed Expenses	3,939,908	98,157	9,167	3,989	4,051,221

Attributed Net Income / (Loss) Before Taxes	(4,050,083)	(496,257)	(2,190,279)	481,898	(6,254,721)

Attributed Income Taxes	—	—	—	—	—

Attributed Net Income / (Loss)	$(4,050,083)	$(496,257)	$(2,190,279)	$481,898	$(6,254,721)

(1)
In accordance with the Company's management and attribution policies, 5% of the income from a brand contract is attributed to the platform common stock with the remaining 95% attributed to the associated tracking stock.

(2)
Pursuant to the management agreement with our Parent, the management fee is calculated as 5% of the cash receipts from the brand contracts, during the relevant period. Pursuant to the management and attribution policies, 95% of the management fee from the receipt of cash for the three months ended March 31, 2014 and the year ended December 31, 2014 was attributed to each tracking series. The total management fee is included in the direct expenses of the platform common stock.

Results of Operations

Years Ended December 31, 2013 and 2014

        We began to generate income in the quarter ended June 30, 2014. As such our net loss from operations for the year ended December 31, 2013 was the result of the operating expenses associated with starting our business. For the year ended December 31, 2014, our net loss from operations increased by approximately $2.7 million compared to the prior year. This increase was primarily due to our updating the fair value of our brand contracts, following the 2014 NFL season in accordance with our valuation process, to account for the on-field performance of our contract parties.

        Due to EJ Manuel losing his starting quarterback job with the Buffalo Bills at the end of September 2014 and the corresponding impact on his on-field statistical performance in the 2014 NFL season, our estimate of the fair value of the brand contract with EJ Manuel declined by approximately $2.3 million. This decline was due to a decrease in our estimate of the length of EJ Manuel's playing career from 10 years to 9 years, a reduction in our estimate of the value of his future NFL playing contracts and reductions in our estimate of future endorsement earnings, all of which totaled approximately $2.9 million and were partially offset by an increase in the present value of brand contract cash flows of approximately $600,000. As a result of his poor on-field statistical performance in the 2014 NFL season, our estimate of the fair value of the brand contract with Vernon Davis decreased by approximately $400,000 primarily due to the decrease in our estimate of the length of Vernon Davis's playing career from 14 years to 13 years, the reduction in our estimate of the value of his future NFL playing contracts and the reduction in our estimate of his future endorsement earnings, all of which totaled approximately $1.0 million, and were partially offset by an increase in the present value of brand contract cash flows of approximately $600,000. Our estimate of the fair value of the brand contract with Mohamed Sanu increased by approximately $500,000 primarily due to his improved on-field statistical performance in the 2014 NFL season, which resulted in an increase in our estimates of his future NFL playing contracts of approximately $300,000 and an increase in the present value of the brand contract cash flows of approximately $200,000. In addition, total operating expenses increased by approximately $500,000 primarily due to increases in personnel costs caused by an increased the number of personnel and increases in marketing costs.

Quarters Ended March 31, 2014 and 2015

        We began to generate income in the quarter ended June 30, 2014. As such our net loss from operations for the quarter ended March 31, 2014 was the result of the operating expenses associated with starting our business. For the quarter ended March 31, 2015, the income from brand contracts was primarily due to the change in fair value of our brand contract portfolio resulting from the increase in present value of the brand contracts as the cash flows are brought closer to the present and to a lesser extent from net gains resulting from the receipt of cash payments due to us under those contracts.

RISK FACTORS

        Investing in our Fantex Series Jack Mewhort involves a high degree of risk. Before making any decision to invest in shares of our Fantex Series Jack Mewhort, you should carefully consider the risks described below, together with the other information contained in or incorporated by reference in this prospectus, including the risks and uncertainties described in Part II, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014. The risks and uncertainties described or incorporated by reference in this prospectus are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we believe are not material at this time could also materially adversely affect our business, financial condition or results of operations. You should also refer to our financial statements and the notes to those statements, which are incorporated by reference in this prospectus. See also the information contained under the heading "Special Note Regarding Forward-Looking Statements and Industry Data" immediately following these risk factors. If any of the events discussed in the risk factors below or incorporated by reference in this prospectus occur, it could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our Fantex Series Jack Mewhort could decline, and you could lose all or part of your investment.

Risks Relating to Jack Mewhort

Jack Mewhort's NFL player contract is a significant portion of the current cash we would receive under his brand contract.

        In 2014, Jack Mewhort signed a four-year contract with the Indianapolis Colts worth up to $3.57 million, and his professional football compensation for the year ended December 31, 2014 made up approximately 100% of his annual brand income. The available brand income remaining as of February 15, 2015 under his existing NFL player contract was $2.23 million, of which $417,000 of his 2015 NFL player salary is guaranteed. We cannot guarantee that Jack Mewhort will be able to enter into a new NFL player contract when the existing contract expires.

The profitability of Jack Mewhort's brand contract is substantially dependent upon his ability to play out his existing NFL player contract and enter into additional high-value NFL player contracts and on his ability to successfully attract and retain endorsements during his playing career and thereafter that exceed the amounts he has attracted historically and/or generate other brand income after his playing career. If Jack Mewhort does enter into additional high-value NFL player contracts, there is no guarantee that any portion of such contracts will consist of guaranteed money.

        We anticipate that we will receive the majority of payments due under our brand contract with Jack Mewhort during the period of his NFL playing career. His current NFL player contract represents the source of substantially all of the brand income, and we expect that Jack Mewhort's annual income will continue to be more heavily weighted toward his NFL player contract than on other brand income generating activities.

        The length of Jack Mewhort's NFL playing career is uncertain. Jack Mewhort was born on August 30, 1990 and, thus, will be 25 years old at the start of the 2015 NFL season. Unless earlier terminated, Jack Mewhort's current NFL player contract with the Indianapolis Colts will expire at the conclusion of the 2017 NFL season. In addition, Jack Mewhort may not continue to perform well as an NFL player and therefore, future earnings may be substantially less than those under his current NFL player contract. If Jack Mewhort is unable to sign a new NFL player contract or the terms of such new contract are materially worse than his current NFL player contract, the cash receipts from our Jack Mewhort Brand will decline, which in turn may cause the market value of shares of our Fantex Series Jack Mewhort to decline.

        In addition, in valuing Jack Mewhort's potential lifetime brand income, we estimated that the brand income Jack Mewhort may earn as a result of his endorsements will be in excess of his historical earnings from endorsements. However, we do not know if his endorsement income will grow in the future, and we do not know if his reputation and brand will be enhanced as a result of his being one of our contract parties. In fact, his reputation and brand may be negatively affected by his willingness to enter into a brand contract and trade potential future earnings for present income.

        If future endorsement partners or NFL teams suspect that Jack Mewhort has hidden motives behind accepting an upfront cash payment in exchange for a portion of his future earnings, future endorsement partners may be less willing to enter into contracts with Jack Mewhort and may not find his promises of future performance under such contracts reliable. In addition, Jack Mewhort's endorsement contracts that he may enter into during his NFL playing career may be terminated if Jack Mewhort does not play for an NFL football team. Furthermore, Jack Mewhort's ability to successfully attract and retain endorsements is dependent on Jack Mewhort complying with the contractual requirements of those endorsements and there is no guarantee that Jack Mewhort will do so. Moreover, future endorsement partners may be less willing to enter into contracts with Jack Mewhort as a result of his entering into the brand contract with us in order to avoid public disclosure of their arrangements with Jack Mewhort. For the aforementioned reasons, Jack Mewhort may not be able to enter into new endorsement deals. In addition, his ability to generate other brand income after his playing career, such as through coaching or broadcasting, is unproven. His failure to attract and maintain key endorsements or generate other brand income after his playing career could have a negative impact on our cash received under the brand contract.

        The opportunity to receive a return of capital or any profit from an investment in our Fantex Series Jack Mewhort will depend in large part upon Jack Mewhort's ability to play out his existing NFL player contract and enter into additional high-value NFL player contracts and on his ability over the same period and beyond to enter into and maintain endorsement contracts that are significantly in excess of those he has had historically. If Jack Mewhort does enter into additional high-value NFL player contracts, there is no guarantee that any portion of such contracts will consist of guaranteed money. For a more detailed description of the valuation of the Jack Mewhort Brand Contract, please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Jack Mewhort Brand Contract, at Estimated Fair Value" beginning on page 32.

Jack Mewhort has been an NFL football player one full season and has limited historical data upon which to base our valuation and projections of his future earnings potential.

        Jack Mewhort was drafted into the NFL prior to the 2014 season and has played in the NFL for one season. As a result, we have less information on his ability to be a successful offensive lineman and have little historical data upon which to build our analysis and valuation of the future NFL player contracts, future endorsements and other post-career contracts for Jack Mewhort. In addition, the lack of sufficient career statistics limited our ability to use an econometric model to predict his career length. See the section entitled, "—Jack Mewhort Brand Contract, at Estimated Fair Value—Jack Mewhort Career Length" beginning on page 33 for a more detailed description of how we estimated Jack Mewhort's career length. As a result, our valuation was dependent on an analytical method of deriving an expected career length for Jack Mewhort, which could result in a greater margin of error than under the econometric model. The determination of career length is a significant factor in the valuation of Jack Mewhort's brand contract because it forms the basis from which we have determined that Jack Mewhort will enter additional high-value NFL player contracts covering a career length of 10 years and that he shall continue to generate brand income from endorsement contracts spanning the course of his 10-year NFL playing career. 96.20% of Jack Mewhort's estimated total lifetime brand income is based on projected player contracts, endorsements and post-career earnings, which we have discounted at a weighted-average discount rate of 15.66%.

Jack Mewhort may suffer from an injury, illness or medical condition; any injuries, illnesses or medical conditions of Jack Mewhort may affect the cash received by us under the brand contract.

        Any injury, illness or medical condition of Jack Mewhort could cause you to lose a substantial portion or all of your investment in Fantex Series Jack Mewhort. Even if not career ending, an injury, illness or medical condition could have a negative effect upon Jack Mewhort's performance and may result in a loss of brand income that would otherwise have resulted from current and future NFL player contracts. A reduction in brand income will reduce our ABI, our ability to make dividend payments, if any, and have a negative impact on the value of shares of our Fantex Series Jack Mewhort. Any of these outcomes could also affect our ability to enter into additional brand contracts or to finance the acquisition of additional brands, which would have an adverse impact on our ability to execute on our business strategy.

        On July 2, 2014, Jack Mewhort underwent arthroscopic knee surgery on his right knee, after the Indianapolis Colts' rookie minicamp, but started the first four games of the 2014 NFL regular season for the Indianapolis Colts. Jack Mewhort missed two NFL games on October 5, 2014 and October 9, 2014, due to an ankle injury. Jack Mewhort has experienced these injuries as well as instances of normal wear and tear as an athlete in Division I college football and the NFL and we expect that Jack Mewhort will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Jack Mewhort's playing performance and the value of the Jack Mewhort Brand.

        A substantial portion of our anticipated income under the brand contract is attributable to Jack Mewhort's current and future NFL player contracts. To the extent that the value of your investment is dependent on the competitive success of Jack Mewhort, the likelihood of achieving such success is substantially reduced by serious or untimely injuries to Jack Mewhort. If Jack Mewhort is unable to play as a result of any injury, illness or medical condition he may be unable to enter into any future NFL player contracts. Additionally, certain endorsement contracts are made subject to an athlete's continued employment with the NFL and if he ceases to be an NFL player for any reason, including injury, illness or medical condition, his ability to maintain sponsors and his ability to attract new sponsors may be severely diminished.

Future negative publicity could damage Jack Mewhort's reputation and impair the value of his brand.

        The return on your investment in shares of our Fantex Series Jack Mewhort depends on the value and strength of Jack Mewhort's brand and reputation as well as the financial success of Fantex as a whole. Jack Mewhort has in the past received, and we expect that in the future he will continue to receive, media coverage. Unfavorable publicity regarding his professional performance or his behavior off the field could negatively affect his brand and reputation. For example, in June 2012, Jack Mewhort was arrested for public urination and evading arrest. As a result, Jack Mewhort was suspended from The Ohio State University football team for the summer session of 2012, and his scholarship was withheld for the corresponding period. Any negative publicity regarding Jack Mewhort's on-field performance or off the field behavior or otherwise could damage his reputation and impair the value of his brand. Moreover, future endorsement agreements may contain "morality" clauses which would permit counterparties to endorsement agreements to terminate those agreements with the athlete in certain circumstances (such as if he were charged with a felony or other crime involving fraud, dishonesty, violence, physical harm to another person, possession or use of illegal drugs or moral turpitude), further reducing our potential ABI.

We have estimated that Jack Mewhort will have a 10 year NFL career and sign a six year contract in his fifth season (2018) for $55.91 million. We based our estimate on the contract value of comparable offensive lineman who sign contracts in their fourth to sixth season and did not account for offensive lineman who cease playing football in the NFL due to illness or injury, are dropped from the team or are suspended or banned. The results on which our projections are based are not typical. It is difficult to estimate with precision the projected future earnings of Jack Mewhort in football, football related activities, and other brand income because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return for an investment in Fantex Series Jack Mewhort.

        Because the length of Jack Mewhort's NFL playing career is uncertain, we made certain estimates to predict his career length. See the section entitled, "—Jack Mewhort Brand Contract, at Estimated Fair Value—Jack Mewhort Career Length" beginning on page 33 for a more detailed description of how we estimated Jack Mewhort's career length. We estimated that Jack Mewhort would perform under his current NFL player contract of four years. After expiration of his current NFL player contract, we estimated that Jack Mewhort would sign a six year contract in his fifth season in the NFL, which would be the 2018 NFL season, for an estimated $55.91 million. In total, we estimated that Jack Mewhort would have a career as a player in the NFL for 10 years.

        In estimating the value of Jack Mewhort's potential second NFL player contract, we used a data set of offensive lineman who entered into multi-year NFL player contracts in their fourth to sixth NFL seasons. Based on a mathematical model taking into account statistical production, we assigned to each of these offensive linemen a relative weighting with the most comparable offensive linemen to Jack Mewhort receiving a higher weighting. Using a methodology we believe to be statistically valid based on published research, we arrived at a sample size of the 13 most comparable player contracts.

        When estimating Jack Mewhort's potential future contract, we did not account for offensive linemen who cease playing NFL football due to illness, injury, are dropped from the team or are suspended or banned. The results on which our projections are based are not typical. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of Jack Mewhort in football, football related activities and other brand income. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in Fantex Series Jack Mewhort.

Risks Relating to this Offering, the Offering Process and the Fantex Platform

Our Fantex Series Jack Mewhort is a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase shares of our Fantex Series Jack Mewhort.

        Our Fantex Series Jack Mewhort is highly risky and speculative. Our Fantex Series Jack Mewhort is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in our Fantex Series Jack Mewhort, you should not purchase shares of our Fantex Series Jack Mewhort.

The offering of our Fantex Series Jack Mewhort may not be completed.

        We expect to cancel this offering if we do not raise at least $2.68 million of gross proceeds. In such case, no shares of our Fantex Series Jack Mewhort will be sold to the public.

Certain underwriters have conflicts of interest with respect to this offering.

        Because FBS, an underwriter for this offering, is under common control with us and we will receive all of the proceeds of the offering, FBS is deemed to have a "conflict of interest" under Rule 5121 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 which requires, among other things, that a "qualified independent underwriter" has participated in the preparation of, and has exercised the usual standards of due diligence with respect to, the registration statement and this prospectus. Merriman has agreed to act as the "qualified independent underwriter" for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including performing due diligence investigations and reviewing and participating in the preparation of the registration statement of which this prospectus forms a part. However, we cannot assure you that this will adequately address any potential conflicts of interest. See "Underwriting (Conflicts of Interest)—Conflicts of Interest." In addition, we, Fantex Holdings and FBS have agreed to indemnify Merriman for acting as "qualified independent underwriter" against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Merriman may be required to make for those liabilities.

We expect that our offering will primarily attract individual investors, and therefore our initial public offering price may not be sustainable if and when trading begins, and the price of our Fantex Series Jack Mewhort could decline rapidly and significantly.

        We have set an initial public offering price at $10.00 per share and expect that the market for our offering will primarily be individual investors.

        In a typical initial public offering, a majority of the shares sold to the public are purchased by professional investors that have significant experience in determining valuations for companies in connection with initial public offerings. These professional investors typically have access to, or conduct their own independent, research and analysis regarding investments in initial public offerings. Other investors typically have less access to this level of research and analysis, and as a result, may be less sensitive to price in participating in our initial public offering. As a result, our initial public offering price may be different than the price that would be established in a more traditional underwritten offering involving institutional investors.

        In addition, institutional investors typically hold acquired shares for an extended period of time and trade their holdings infrequently, while individual investors may be more likely to trade their shares frequently and react to minor changes in the market value of our Fantex Series Jack Mewhort, or may be more prone to have unexpected liquidity needs. This may result in greater volatility in the trading price of shares of our Fantex Series Jack Mewhort. This, in turn, could cause increased imbalances in supply and demand and cause the shares of our Fantex Series Jack Mewhort to decline in value.

        As a result, our stock price may not be sustainable if and when trading begins, and the price of our Fantex Series Jack Mewhort may decrease once trading of our Fantex Series Jack Mewhort begins.

Investors should not expect to sell our shares for a profit shortly after our Fantex Series Jack Mewhort begins trading.

        During the offering process, we and our managing underwriters will monitor reservations in the offering to evaluate the demand that exists for our initial public offering. Based on this information, we and FBS may revise the price of our initial public offering set forth on the cover of this prospectus, or we may decide to change the number of shares of Fantex Series Jack Mewhort offered through this prospectus. Any increases in the initial public offering price or the number of shares offered may result in there being little or no demand for our shares in secondary trading after completion of the offering. Even if we do not change the number of shares offered or the offering price, the demand for our

Fantex Series Jack Mewhort may be completely satisfied by the initial public offering and there may be little or no demand for shares of Fantex Series Jack Mewhort in the secondary market. If this were to occur, the price of our shares would likely decline following this offering. If your objective is to make a short term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit an offer to purchase shares in this offering.

If you purchase shares of our Fantex Series Jack Mewhort in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Fantex Series Jack Mewhort and the attributed net tangible book value per share of our Fantex Series Jack Mewhort immediately after this offering.

        We are raising gross proceeds from investors in this offering of $2,681,000. Following this offering, the fair value of the Jack Mewhort brand contract will be $2,520,000, and we will attribute only 95% of this value to Fantex Series Jack Mewhort. As a result, investors purchasing Fantex Series Jack Mewhort in this offering will pay a price per share that exceeds the net tangible book value per share that will be attributed to Fantex Series Jack Mewhort as of immediately after this offering. As a result, investors purchasing Fantex Series Jack Mewhort in this offering will incur immediate dilution of $1.07 per share. For a further description of the dilution that you will experience immediately following this offering, see "Dilution."

If analysts or commentators publish or establish target prices for our Fantex Series Jack Mewhort that are below the initial public offering price or then current trading market price of our shares, the price of shares of our Fantex Series Jack Mewhort may fall.

        We believe that analysts and commentators may publish price targets, and if they do they may rely upon methods to establish target prices for our Fantex Series Jack Mewhort that may be different than methodologies that we use or that other investors use to value these shares. If analysts and commentators publish target prices for our Fantex Series Jack Mewhort that are below our initial public offering price or the then current trading market price of our shares, it could cause our stock price to decline.

The price of our Fantex Series Jack Mewhort might fluctuate significantly, and you could lose all or part of your investment.

        Volatility in the market price of our Fantex Series Jack Mewhort may prevent you from being able to sell shares of our Fantex Series Jack Mewhort at or above the price you paid for such shares. The trading price of our Fantex Series Jack Mewhort may be volatile and subject to wide price fluctuations in response to various factors, including:

  •
  performance of Jack Mewhort in the NFL;

  •
  our perceived financial standing and the stability of the Fantex platform;

  •
  market interest in trading our Fantex Series Jack Mewhort;

  •
  number of shares available for trading, which may be further reduced if Fantex Holdings and/or certain directors or related persons of Fantex Holdings participate in this offering by purchasing any standby shares;

  •
  liquidity needs of investors due to the overall performance of the equity markets or otherwise;

  •
  industry related regulatory developments;

  •
  investor perceptions of Jack Mewhort, us and professional football;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in tax code that may affect the economics of your investment;

  •
  insolvency of Fantex or Jack Mewhort;

  •
  regulatory findings, determinations or changes affecting our ability to operate;

  •
  sales of our Fantex Series Jack Mewhort by a large stockholder;

  •
  general economic conditions;

  •
  changes in interest rates; and

  •
  availability of capital.

        Under the terms of the standby purchase agreement, we expect that Fantex Holdings, our parent company, will agree to purchase from FBS, at the initial public offering price, up to 128,280 shares of Fantex Series Jack Mewhort in this offering, and we expect certain directors and related persons of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to an aggregate of 56,120 shares of Fantex Series Jack Mewhort in this offering. The total amount of shares purchased by such standby purchasers may be increased by up to 13,400 shares to an aggregate of 197,800 shares prior to the closing of this offering. Under the terms of the standby purchase agreement and pursuant to FINRA Rule 5110(g)(1), neither Fantex Holdings nor any such director or related person of Fantex Holdings will sell, transfer, assign, pledge or hypothecate such shares of Fantex Series Jack Mewhort, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of any shares purchased by them (i) for a period of 180 days after the effective date of this offering or (ii) thereafter unless the offering of such shares is registered pursuant to a subsequent registration statement. Because only a limited number of shares of our Fantex Series Jack Mewhort may be available for sale in the public market after the closing of this offering if Fantex Holdings or any directors or related persons of Fantex Holdings participate, sales of a substantial number of shares of our Fantex Series Jack Mewhort in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Fantex Series Jack Mewhort.

        These and other factors might cause the market price of our Fantex Series Jack Mewhort to fluctuate substantially, which might limit or prevent investors from readily selling their shares of our Fantex Series Jack Mewhort and may otherwise negatively affect the liquidity of our Fantex Series Jack Mewhort. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Fantex Series Jack Mewhort could fluctuate based upon factors that have little or nothing to do with Fantex, Jack Mewhort or the contract party, and these fluctuations could materially reduce our stock price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results and financial condition.

Transaction costs for trades on the FBS alternative trading system or through other broker-dealers could decrease the liquidity of your investment in our Fantex Series Jack Mewhort and could reduce or eliminate any positive return on your investment in our Fantex Series Jack Mewhort.

        The transactions costs for you to trade on the FBS alternative trading system (the "FBS ATS") are expected to be up to 1% of the total amount of the purchase or sale, respectively, with lower amounts depending on whether or not you have an active trader account. Other participating broker-dealers may charge similar fees in connection with transfers of Fantex Series Jack Mewhort. This the cost of executing trades could be high relative to the size of your investment in our Fantex Series Jack Mewhort, and this cost could cause investors to trade less frequently and to increase their holding periods. Thin trading in our Fantex Series Jack Mewhort could, in turn, increase the spread between the bid price at which buyers are willing to acquire shares of our Fantex Series Jack Mewhort and the ask price at which sellers are willing to sell their shares, making it more difficult to buy or sell at a time and price that meets your objectives. In addition, brokerage commissions associated with your transactions in Fantex Series Jack Mewhort could increase your transaction costs and could reduce or eliminate your return on investment in our Fantex Series Jack Mewhort or cause you to incur a loss on your investment.

If an interview with Jack Mewhort, published on April 8, 2015, were deemed to be an "offer" of Fantex Series Jack Mewhort under the Securities Act, this could be deemed to be a violation of the Securities Act and we could be required to repurchase securities sold, if any, in our offering of Fantex Series Jack Mewhort. In addition, we have received, and may continue to receive, various degrees of media coverage, including coverage that is not accurate or attributable to statements made by us. You should rely only on statements made in this prospectus, or in any free writing prospectus on file with the SEC, in determining whether to purchase shares of our Fantex Series Jack Mewhort.

        An interview with Jack Mewhort was published by the Indianapolis Colts, on April 8, 2015. This interview contains statements by Jack Mewhort describing his private motivations for entering into a brand agreement with us and other general statements regarding Fantex, Inc. Our brand agreement with Jack Mewhort prohibits Jack Mewhort from making a public statement in connection with the offering without our prior written consent. The interview was done without our prior written consent. The interview did not include disclosure of many of the related risks and uncertainties described in this prospectus, and we have declined to comment on any inquiries related to the interview. As a result, the interview should not be considered in isolation and you should decide whether to purchase our shares only after reading this entire prospectus carefully.

        We do not believe that the interview constitutes an "offer" under the Securities Act, nor does the interview constitute "gun jumping" in violation of Section 5 of the Securities Act. However, if it were held by a court to be in violation of the Securities Act, we could be required to repurchase the shares sold to purchasers in our public offering of Fantex Series Jack Mewhort at the original purchase price, plus statutory interest, for a period of one year following the date of the violation. We would vigorously contest any such claim that a violation of the Securities Act occurred.

        Any liability for a potential violation of Section 5 under the Securities Act and a resulting repurchase of Fantex Series Jack Mewhort assuming the offering of Fantex Series Jack Mewhort is consummated may adversely impact the financial health of our company as a whole, and therefore investors in each of our tracking stocks.

        In addition, we have received, and may continue to receive, various degrees of media coverage, including coverage that is not accurate or attributable to statements made by us. You should rely only on the information contained in this prospectus and in any free writing prospectus we file with the SEC relating to this offering in making your investment decision.

The market price of our tracking stocks could be affected by the on-field performance of our contract parties to the extent that such on-field performance has a long-term impact on the brand income received by such contract parties.

        Because our tracking stocks are intended to track and reflect the economic performance of the underlying brand contracts, and not the on-field performance of the associated contract parties, we do not believe that the trading price of our tracking stocks will necessarily bear any relationship to the short-term on-field performance of any of our contract parties. However, the trading prices and overall economic performance of our tracking stocks would be affected by the on-field performance of our contract parties to the extent that such on-field performance has a long-term impact on such contract party's brand income. If a contract party's on-field performance results in a reduction in brand income, then the ABI we receive from that contract party pursuant to the underlying brand contract will be less than we have estimated. Any reduction in the ABI that we receive under our brand contracts may constrain our ability to make dividend payments to investors in the related tracking stock, and could have a negative impact on the value of shares of such tracking stock. As a result, the economic performance of our tracking stocks may be indirectly affected by the on-field performance of our contract parties. Please see "—Estimated Fair Value of Brand Contracts not Consummated as of March 31, 2015" beginning on page 32 herein and "—Estimated Fair Value of Brand Contracts Consummated as of March 31, 2015" beginning on page 59 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 for information about changes in our estimates of the present fair value of our currently effective tracking stocks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

        This prospectus includes forward-looking statements. We may, in some cases, use terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our expectations regarding future ABI under our brand contracts, including longevity of our contract parties' careers and an ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking stocks or otherwise finance the purchase of additional ABI, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our ability to consummate the pending offerings of our tracking stocks, our attribution policies with respect to our series of common stock, our results of operations, cash needs, spending of the net proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, and the trends that may affect us or the contract parties.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the field in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the field in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

        You should also read carefully the factors described in the "Risk Factors" section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

        We obtained data in this prospectus regarding the NFL and athletes in the NFL from our own internal estimates and research as well as from general publications, surveys and studies conducted by third parties. While we believe that the information is reliable, we have not independently verified the data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

 USE OF PROCEEDS

        We expect that our gross proceeds from the sale of the shares of common stock in this offering will be approximately $2,681,000 assuming the sale of 268,100 shares of Fantex Series Jack Mewhort in this offering at an initial public offering price of $10.00 per share (in each case the amounts set forth on the front cover of this prospectus), after deducting underwriting discounts payable by us. See "Underwriting (Conflicts of Interest)" for additional detail regarding the underwriting discounts. Offering expenses, estimated to be $210,000, will be paid by our parent and are not included in the calculation of net proceeds.

        As consideration for the ABI under our brand contract with Jack Mewhort we have agreed to pay him a one-time cash amount of $2.52 million contingent upon our ability to obtain financing. We will use all of our net proceeds from the offering of our Fantex Series Jack Mewhort, together with existing cash and cash equivalents if necessary, to fund the payment of this purchase price to Jack Mewhort pursuant to our brand contract with him.

        The following table represents the expected use of the proceeds of the sale of the shares of Fantex Series Jack Mewhort in this offering:

	Amount of Proceeds	Percentage of Total Proceeds
Expected use of the proceeds from this offering
Payment of the underwriting discount	$160,860	6.000%
Payment of the brand contract purchase price to Jack Mewhort	2,520,000	93.995%
General working capital for our operations	140	0.005%

Total proceeds expected from this offering	$2,681,000	100.000%

        One of the principal purposes of this offering is to obtain capital to finance the payment of the purchase price for the ABI pursuant to the Jack Mewhort brand contract. We intend to use the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon but after payment of the purchase price under the Jack Mewhort brand contract, for general working capital to fund our operations. Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months.

        We are actively pursuing the acquisition of additional brands, and any brand contracts that we enter into in the future with other contract parties are expected to be contingent upon obtaining financing to fund the acquisition of the minority interest in the respective brands. We intend to finance the acquisition of additional brands through the issuance of additional tracking stocks linked to the value of such brands, rather than through use of any of our existing cash and cash equivalents.

        Pending use of our cash and cash equivalents for our operations, we intend to invest the net proceeds of this offering and our existing cash and cash equivalents after payment of the purchase price to Jack Mewhort under the brand contract in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2015 on:

  •
  an actual basis; and

  •
  a pro forma, as adjusted basis after further giving effect to:

  •
  the sale of 362,200 shares of Fantex Series Michael Brockers at an initial public offering price of $10.00 per share, resulting in gross proceeds of $3,622,000 and, after deducting underwriting discounts payable by us, net proceeds of $3,440,900;

  •
  the payment of approximately $3.44 million purchase price to Michael Brockers for the acquisition of ABI under our brand contract with him;

  •
  the sale of 268,100 shares of Fantex Series Jack Mewhort offered in this offering at an initial public offering price of $10.00 per share (in each case based on assumed amounts set forth on the front cover of this prospectus), after deducting underwriting discounts payable by us; and

  •
  the payment of $2.52 million purchase price to Jack Mewhort for the acquisition of ABI under our brand contract with him.

        The foregoing assumes that the offerings of Fantex Series Kendall Wright and Fantex Series Arian Foster have not been consummated. Offering expenses, estimated to be $210,000, will be paid by our parent and are not included in the calculation of cash and cash equivalents.

        The information in this table is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition

and Results of Operations," as well as the financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus:

	March 31, 2015
	Actual	Pro forma, as adjusted
Cash and Cash Equivalents	$1,037,409	$1,038,449
Stockholders' Equity:
Common Stock, $0.0001 par value, 1,500,000,000 shares authorized, 101,944,900 shares outstanding, actual; 102,575,200 shares outstanding, pro forma, as adjusted:
Platform Common Stock, 100,000,000 shares designated, issued and outstanding, actual and pro forma, as adjusted	10,000	10,000
Fantex Series Vernon Davis, 421,100 shares designated, issued and outstanding, actual; 421,100 shares designated, issued and outstanding, pro forma, as adjusted	42	42
Fantex Series EJ Manuel, 523,700 shares designated, issued and outstanding, actual; 523,700 shares designated, issued and outstanding, pro forma, as adjusted	52	52
Fantex Series Mohamed Sanu, 164,300 shares designated, issued and outstanding, actual; 164,300 shares designated, issued and outstanding, pro forma, as adjusted	16	16
Fantex Series Alshon Jeffery, 835,800 shares designated, issued and outstanding, actual; 835,800 shares designated, issued and outstanding, pro forma, as adjusted	84	84
Fantex Series Michael Brockers, 0 shares designated, issued and outstanding, actual; 362,200 shares designated, issued and outstanding, pro forma, as adjusted	—	36
Fantex Series Jack Mewhort, 0 shares designated, issued and outstanding, actual; 268,100 shares designated, issued and outstanding, pro forma, as adjusted	—	27
Additional Paid in Capital	28,577,751	34,538,728
Accumulated Losses	(10,987,511)	(10,987,511)

Total Stockholders' Equity	17,600,434	23,561,474

Total Capitalization	$17,600,434	$23,561,474

        The number of shares of our common stock to be outstanding immediately following this offering set forth above is based on 100,000,000 shares of our platform common stock outstanding as of April 16, 2015, 421,100 shares of our Fantex Series Vernon Davis that were issued upon the consummation of the offering of our Fantex Series Vernon Davis, 523,700 shares of our Fantex Series EJ Manuel that were issued upon the consummation of the offering of our Fantex Series EJ Manuel, 164,300 shares of our Fantex Series Mohamed Sanu that were issued upon the consummation of the offering of our Fantex Series Mohamed Sanu, 835,800 shares of our Fantex Series Alshon Jeffery that were issued upon the consummation of the offering of our Fantex Series Alshon Jeffery, 362,200 shares of our Fantex Series Michael Brockers that were issued upon the consummation of the offering of our Fantex Series Michael Brockers and 268,100 shares of our Fantex Series Jack Mewhort to be outstanding following this offering and zero shares of any other tracking stock outstanding as of June 19, 2015.

 DILUTION

        If you purchase shares of our Fantex Series Jack Mewhort in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Fantex Series Jack Mewhort and the attributed net tangible book value per share of our Fantex Series Jack Mewhort immediately after this offering. As discussed in "Description of Capital Stock—Common Stock—Conversion," at any time following the two-year anniversary of the filing of a certificate of designations creating a new tracking stock, our board of directors may resolve to convert such tracking stock into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of such tracking stock by the fair value of a share of our platform common stock. Since conversion of a tracking stock into platform common stock would be done pursuant to an exchange ratio calculated based on the relative fair values of such tracking stock and the platform common stock, investors in this offering should not experience any dilution of the value of their shares as a result of the conversion of such shares into platform common stock.

        Our attributed net tangible book value per share of our Fantex Series Jack Mewhort is determined by dividing our total attributed assets of the Jack Mewhort brand contract less the total attributed liabilities of the Jack Mewhort brand contract by the number of shares of outstanding Fantex Series Jack Mewhort, in each case as of immediately after this offering and assuming the sale of 268,100 shares of Fantex Series Jack Mewhort, and after giving effect to the attribution of:

  •
  95% of the ABI under our Jack Mewhort brand contract to our Fantex Series Jack Mewhort; and

  •
  5% of the ABI under our Jack Mewhort brand contract to our platform common stock.

        After giving effect to the foregoing attributions, the attributed net tangible book value of the Jack Mewhort brand contract will be $2.39 million, based on:

  •
  a fair value of $2.52 million for the Jack Mewhort brand contract immediately following this offering, and

  •
  total attributed liabilities of the Jack Mewhort brand contract of $0.00 immediately after this offering.

        For a detailed description of the valuation of the Jack Mewhort brand contract, please see the section entitled "—Jack Mewhort Brand Contract, at Estimated Fair Value" beginning on page 32.

        On a per share basis, our attributed net tangible book value per share of Fantex Series Jack Mewhort immediately after this offering will be $8.93 per share, which represents an immediate dilution of $1.07 per share of Fantex Series Jack Mewhort.

        The following table illustrates this dilution on a per share basis:

	Actual		Per Share
Initial public offering price per share			$10.00
Total number of shares of Fantex Series Jack Mewhort	268,100
Fair value of Jack Mewhort brand contract immediately after the offering	$2,520,000	(a)	$9.40
Less: 5% attribution to platform common stock	(126,000)		0.47
Less: total attributed liabilities to the Jack Mewhort brand contract	—		—

Attributed net tangible book value of the Jack Mewhort brand contract	$2,394,000		$8.93
Immediate dilution per share to investors in this offering on a stand-alone basis			$1.07

(a)
For a detailed description of the valuation of the Jack Mewhort brand contract, please see the section entitled "—Jack Mewhort Brand Contract, at Estimated Fair Value" beginning on page 32.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes for the years ended December 31, 2014 and 2013 included in our Annual Report on Form 10-K for the year ended December 31, 2014 and our unaudited financial statements and related notes for the three months ended March 31, 2015 and 2014 included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, both of which are incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" included elsewhere in this prospectus.

Estimated Fair Value of Brand Contracts not Consummated as of March 31, 2015

Jack Mewhort Brand Contract, at Estimated Fair Value

Jack Mewhort Estimated Brand Income

        On March 26, 2015, we entered into a brand contract with Jack Mewhort. The table below shows our estimates, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Jack Mewhort as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand Income		% of Estimated Total Lifetime Brand Income
	Gross amount, before applying any discount rate(1)	Net amount, after applying discount rates	Gross amount, before applying any discount rate	Net amount, after applying discount rate	Weighted- average discount rate
Category A(2)	$582,445	$557,365	0.99%	2.22%	4.50%
Current NFL Contract (2015)	$582,445	$557,365	0.99%	2.22%	4.50%
Endorsements (None)	$—	$—	—	—	—
Category B	$1,652,225	$1,363,815	2.81%	5.42%	7.52%
NFL Contract (2016 and beyond)	$1,652,225	$1,363,815	2.81%	5.42%	7.52%
Endorsements (None)	$—	$—	—	—	—
Category C	$56,607,580	$23,229,085	96.20%	92.36%	16.02%
Projected Player Contracts	$55,907,580	$22,967,911	95.01%	91.32%	16.00%
Projected Endorsements	$450,000	$232,194	0.76%	0.92%	15.67%
Projected Post-Career	$250,000	$28,980	0.42%	0.12%	20.00%

Total	$58,842,250	$25,150,264	100.00%	100.00%	15.66%

(1)
All amounts presented are gross payments due to Jack Mewhort prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation and player performance bonus under the CBA has not been included in the estimation of lifetime brand income in any of Category A, Category B or Category C.

(2)
All amounts included in Category A are after February 15, 2015.

  •
  Category A—Category A income that we included in the model for Jack Mewhort is his contractual salary for the 2015 NFL playing season after February 15, 2015.

  •
  Category B—An example of Category B income that we included in the model for Jack Mewhort is his contractual salary for the 2016 NFL playing season and beyond.

  •
  Category C—Examples of Category C income that we included in the model for Jack Mewhort are:

  •
  Projected Future NFL Contracts—Potential brand income related to anticipated future NFL playing contracts, following the expiration of Jack Mewhort's current NFL player contract.

  •
  Projected Endorsements—Potential brand income related to anticipated future endorsement contracts during Jack Mewhort's NFL playing career. An example of this would include a potential future endorsement contract with a significant new sponsor.

  •
  Projected Post-Career—Potential brand income related to anticipated future contracts, such as future endorsements, and/or additional brand income generated from coaching, broadcasting, or the like, following Jack Mewhort's NFL playing career.

        The most significant assumptions in our determination of fair value for Jack Mewhort's brand contract include:

  •
  discount rates for each of Category A, Category B and Category C as set forth above;

  •
  that Jack Mewhort would have an NFL career length of at least 10 years; and

  •
  that during this time he would play out his existing NFL player contract and enter into an additional NFL player contract for at least $55.91 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

Jack Mewhort Discount Rates

        In determining the expected brand income for Jack Mewhort, we used discount rates ranging from 4.5% to 20.0%, which are similar to those we have used with respect to the recent valuation of other brand contracts. We considered this appropriate in order to address the higher degree of uncertainty inherent in our estimates of projected future contracts primarily because Jack Mewhort has played one season in the NFL.

Jack Mewhort Career Length

        Jack Mewhort has been an offensive guard in the NFL for one season. Therefore, we did not use an econometric model in determining his expected career length. Instead our investment professionals reviewed a data set consisting of all offensive lineman who were drafted between 1993 and 2013 and played at least one NFL season in 2007 or later. In 2007, Profootballfocus.com ("PFF") began compiling statistics for offensive linemen that we believe are meaningful to compare Jack Mewhort with other offensive lineman. These statistics are snaps, quarterback hurries, penalties and PFF offensive lineman overall rating ("PFF Stats"). As such, we have only included in our data set offensive lineman who played at least one NFL season in 2007 or later. For offensive linemen in the data set who played their first NFL season prior to 2007, we used a mathematical model that took into account their 2007 PFF Stats to estimate their PFF Stats for their NFL seasons prior to 2007. According to PFF, there were a total of 396 offensive linemen in this data set, of which 157 were retired at the end of the 2013 NFL season. Based on a mathematical model taking into account, draft position, snaps, quarterback hurries, penalties, PFF overall offensive lineman rating, All-American selection while in college,

Pro-Bowl selection and All-Pro selection, we assigned to each of the offensive linemen in the data set a relative weighting with the most comparable offensive lineman to Jack Mewhort (based on the above criteria) receiving a higher weighting. Using a sample size reduction methodology we believe to be statistically valid based on published research, we calculated the rounded square root of 157 to arrive at the sample size of the 13 most comparable offensive lineman to Jack Mewhort (based on the above criteria). We then calculated the weighted average career length of the 13 most comparable players to Jack Mewhort. Based on the weighted average career length of these 13 offensive linemen, we determined that Jack Mewhort would have an estimated career length of 10.21 years which we rounded down to 10 years for the purposes of our valuation.

Offensive Lineman	Career Length(1)	Weights Applied to Career Length	Weight- Adjusted Career Length
Eric Steinbach	10	32.16%	3.22
Marcus McNeill	6	11.22%	0.67
Derrick Dockery	10	10.11%	1.01
Olin Kreutz	14	9.38%	1.31
Leonard Davis	12	6.89%	0.83
Matt Light	11	4.57%	0.50
Jason Brown	7	4.47%	0.31
Alan Faneca	13	3.97%	0.52
Marvel Smith	10	3.78%	0.38
Larry Allen	15	3.58%	0.54
Reggie Wells	10	3.49%	0.35
Vince Manuwai	8	3.41%	0.27
Jeff Faine	10	2.96%	0.30

Total		100.00%	10.21

(1)
Career lengths from Profootballfocus.com

Jack Mewhort Projected NFL Player Contract

        In determining that Jack Mewhort would enter into one additional NFL player contract, we assumed that he would have a career length of 10 years, as discussed above.

Jack Mewhort's Second NFL Player Contract

        Jack Mewhort completed his first NFL season and has a current NFL player contract that expires following his fourth season in the NFL. We estimated that Jack Mewhort would enter into a second NFL player contract prior to the 2018 season, his fifth NFL season. In estimating the value of this potential second NFL player contract, we began with a data set consisting of all 396 offensive linemen who were drafted between 1993 and 2013 and played at least one NFL season in 2007 or later. We then limited this data set to offensive lineman who have entered into multi-year NFL player contracts in their fourth to sixth NFL seasons, resulting in a set of 161 players who have entered into a total of 165 contracts. Based on a mathematical model taking into account draft position, snaps, quarterback hurries, penalties, PFF offensive lineman overall rating, All-American selection while in college, Pro-Bowl selection and All-Pro selection, we assigned to each of these offensive lineman a relative weighting with the most comparable offensive lineman to Jack Mewhort (based on the above criteria) receiving a higher weighting. Using a sample size reduction methodology we believe to be statistically valid based on published research, we calculated the rounded square root of 161 to arrive at the reduced sample size of the 13 most comparable players. We then calculated the weighted average length and weighted average annual value of 13 contracts signed by the 13 most comparable offensive linemen after adjusting for estimated inflation in NFL contract values over time. According to Spotrac.com, a division of MG3 WebWorks, the contract data is as follows:

Offensive Linemen	Calendar Year And Season In Which The New Contract Was Executed	Contract Length	Total Compensation Under The Contract	Average Annual Compensation Under The Contract	Inflation Adjusted Average Annual Compensation Amounts to Year 2021(1)	Weights Applied To Contract Length And Contract Amounts	Weight- Adjusted Contract Length	Weight Inflation Adjusted Average Annual Compensation Under The Contract
Eric Steinbach	2007; prior to season 5	7	$49,500,000	$7,071,429	$11,033,884	17.55%	1.23	$1,936,804
Roberto Garza	2006, prior to season 6	6	$14,000,000	$2,333,333	$3,890,670	11.26%	0.68	$437,979
Michael Roos	2008; prior to season 4	6	$43,000,000	$7,166,667	$10,507,684	9.88%	0.59	$1,038,000
Andy Levitre	2013; prior to season 5	6	$46,800,000	$7,800,000	$10,785,425	8.76%	0.53	$944,619
Max Unger	2013; prior to season 5	4	$25,835,000	$6,458,750	$8,930,816	7.67%	0.31	$685,265
Marcus McNeill	2010; prior to season 5	6	$48,980,000	$8,163,333	$11,409,571	6.12%	0.37	$698,686
D'Brickashaw Ferguson	2010; prior to season 5	6	$60,000,000	$10,000,000	$13,976,609	6.11%	0.37	$854,300
Todd Heremans	2008; prior to season 4	6	$16,850,000	$2,808,333	$4,117,546	5.84%	0.35	$240,458
Dominic Raiola	2005; prior to season 5	5	$17,500,000	$3,500,000	$6,962,251	5.78%	0.29	$402,407
Derrick Dockery	2007; prior to season 5	7	$49,000,000	$7,000,000	$10,922,431	5.52%	0.39	$602,869
Bryant McKinnie	2007; prior to season 6	7	$48,500,000	$6,928,571	$10,810,978	5.39%	0.38	$582,653
Olin Kreutz	2002; prior to season 5	6	$23,000,000	$3,833,333	$9,169,563	5.12%	0.31	$469,564
Daryn Colledge	2011; prior to season 6	5	$27,500,000	$5,500,000	$7,770,951	4.99%	0.25	$388,094

Averages		5.92	$36,189,615	$6,043,365	$9,252,952

Total						100.00%	6.05	$9,281,698

(1)
Compensation was adjusted for inflation from the year in which the players entered into an NFL player contract to the year 2015 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the estimated 2015 team salary cap of $142 million. Compensation was adjusted for inflation from 2015 to 2018 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016 using third party estimates.

        The weighted average contract length was 6.02 years, which we rounded down to six years. We estimated that Jack Mewhort will receive a six year contract in 2018 with a total value of $55.91 million. Based on comparable contracts we estimated Jack Mewhort will receive a signing bonus of approximately $11.53 million in 2018 and salaries of $3.9 million, $7.0 million, $8.0 million, $8.6 million, $8.4 million and $8.5 million in the 2018-2023 NFL seasons, respectively.

Jack Mewhort's Endorsements

        In determining that Jack Mewhort would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Jack Mewhort can demonstrate consistent success as an offensive lineman in the NFL, and, therefore, we believe he is a good candidate to realize a higher level of endorsement income.

        If any of our assumptions are incorrect then our estimate of the fair value of Jack Mewhort's brand contract may be too high.

Kendall Wright Brand Contract, at Estimated Fair Value

        On March 26, 2015, we entered into a brand contract with Kendall Wright. The table below shows our estimates, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Kendall Wright as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand Income		% of Estimated Total Lifetime Brand Income
	Gross amount, before applying any discount rate(1)	Net amount, after applying discount rates	Gross amount, before applying any discount rate	Net amount, after applying discount rate	Weighted-average discount rate
Category A(2)	$1,678,345	$1,566,126	2.81%	5.01%	7.65%
Current NFL Contract (2014 & 2015)	$1,678,345	$1,566,126	2.81%	5.01%	7.65%
Endorsements (2015)	$—	$—	—	—	—
Category B	$—	$—	—%	—%	—%
Current NFL Contract (None)	$—	$—	—%	—%	—%
Endorsements (None)	$—	$—	—	—	—
Category C	$58,032,384	$29,682,684	97.19%	94.99%	15.71%
Projected Player Contracts	$57,382,384	$29,428,502	96.02%	94.17%	15.69%
Projected Endorsements	$400,000	$219,423	0.75%	0.70%	15.56%
Projected Post-Career	$250,000	$34,759	0.42%	0.11%	20.00%

Total	$59,710,729	$31,248,810	100.00%	100.00%	15.48%

(1)
All amounts presented are gross payments due to Kendall Wright prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation and player performance bonus under the CBA has not been included in the estimation of lifetime brand income in any of Category A, Category B or Category C.

(2)
All amounts included in Category A are after December 1, 2014 and are guaranteed.
  •
  Category A—Category A income that we included in the model for Kendall Wright is his contractual salary for the 2014 NFL playing season after December 1, 2014 and his contractual salary and roster bonus (which was earned on March 15, 2015) for the 2015 NFL playing season.

  •
  Category B—An example of Category B income that we included in the model for Kendall Wright is his contractual salary for the 2016 NFL playing season and beyond.

  •
  Category C—Examples of Category C income that we included in the model for Kendall Wright are:

  •
  Projected Future NFL Contracts—Potential brand income related to anticipated future NFL playing contracts, following the expiration of Kendall Wright's current NFL player contract.

  •
  Projected Endorsements—Potential brand income related to anticipated future endorsement contracts during Kendall Wright's NFL playing career. An example of this would include a potential future endorsement contract with a significant new sponsor.

  •
  Projected Post-Career—Potential brand income related to anticipated future contracts, such as future endorsements, and/or additional brand income generated from coaching, broadcasting, or the like, following Kendall Wright's NFL playing career.

        The most significant assumptions in our determination of fair value for Kendall Wright's brand contract include:

  •
  discount rates for each of Category A, Category B and Category C as set forth above;

  •
  that Kendall Wright would have an NFL career length of at least 11 years; and

  •
  that during this time he would play out his existing NFL player contract after the 2015 NFL season despite the Tennessee Titans exercising the Fifth-Year Option under Article 7 of the CBA for Kendall Wright and enter into an additional NFL player contract, prior to the 2016 NFL season, for at least $57.38 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

BUSINESS

Jack Mewhort Brand

Jack Mewhort Brand Contract

        On March 26, 2015, we entered into a brand contract with Jack Mewhort. This brand contract entitles us to receive 10% of Jack Mewhort's brand income after February 15, 2015.

        In addition to the exclusions laid out above under "—Our Brand Contracts," brand income does not include the following specifically excluded income:

  •
  all proceeds from life, disability or injury insurance policy covering Jack Mewhort;

  •
  all amounts payable to Jack Mewhort for participation in any NFL game, including any preseason game, Pro Bowl or other postseason game, if he is excused from such participation without pay by the NFL or Indianapolis Colts as a result of any injury, illness, physical or mental condition, bereavement or birth of his child;

  •
  any consideration payable to Jack Mewhort pursuant to the Football Contract between Jack Mewhort and Nike USA, Inc. dated July 1, 2014;

  •
  $413,128 of Jack Mewhort's NFL player contract signing bonus payable in March 2015; and

  •
  for the 2014 NFL season, performance-based compensation of $190,893 earned pursuant to Article 28 of the NFL's CBA.

        As consideration for the ABI under the brand contract, we will pay Jack Mewhort a one-time cash amount of $2.52 million (less $0.126 million to be held in escrow until six months of consecutive payments due under the brand contract have been timely delivered to us) contingent upon our ability to obtain financing for the purchase price. Our ABI under the brand contract is contingent upon our payment of the purchase price following the consummation of this offering. We will have no further financial obligation to Jack Mewhort under the brand contract once this payment has been made, other than the indemnities described above.

Jack Mewhort

        Jack Mewhort is an offensive guard for the Indianapolis Colts in the NFL and has been in the NFL since the 2014 season. He was selected by the Indianapolis Colts with the 59th overall pick in the 2nd round of the 2014 NFL Draft. Jack Mewhort attended The Ohio State University, where he played on the offensive line in a total of 49 games. At Ohio State, he played in 10 games as a redshirt freshman and was named to the all-Big Ten Freshmen team by Rivals.com. The following season, Jack Mewhort started the first five games of the season at left guard and finished the remainder of the season with eight consecutive starts at right guard, and was named Honorable Mention All-Big Ten Conference. In the 2012 season, Jack Mewhort started all 12 games at left tackle and was presented with Ohio State's 2012 co-offensive lineman of the year award. The Ohio State Buckeyes went undefeated in 2012, and won the Big Ten Conference Leaders Division. In 2013, Jack Mewhort was named to the preseason watch list for the Outland Trophy. For the 2013 season, Jack Mewhort was named a first-team All-American by ESPN.com, and second-team All-American by Walter Camp, Sports Illustrated and the Football Writers Association of America. Jack Mewhort was also invited to the Reese's Senior Bowl. As an NFL rookie, Jack Mewhort started and played in 14 regular season games and 3 post-season games as the left guard for the Indianapolis Colts.

        On July 2, 2014, Jack Mewhort underwent arthroscopic knee surgery on his right knee, after the Indianapolis Colts' rookie minicamp, but started the first four games of the 2014 NFL regular season for the Indianapolis Colts. Jack Mewhort missed two NFL games on October 5, 2014 and October 9, 2014, due to an ankle injury. Jack Mewhort has experienced these injuries as well as instances of normal wear and tear as an athlete in Division I college football and the NFL and we expect that Jack Mewhort will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Jack Mewhort's playing performance and the value of the Jack Mewhort Brand.

        Our brand identity for Jack Mewhort is to associate him with "unconventional." Throughout his life, Jack Mewhort has continually defied conventional wisdom as both a person and a player. Recruited nationally out of high school, he instead chose to stay in his home state of Ohio for college. When given a chance to leave college early and enter the NFL draft, Jack Mewhort stayed in school and was named to a number of All-American teams as a senior. At 6'6" 309 pounds, Jack Mewhort looks every bit the part of a prototypical offensive lineman football player. However, he is also a talented illustrator who is often sketching when not in the weight room. With his decision to become the first offensive lineman to sign a brand contract with us, Jack Mewhort has again defied convention by showing even those playing in the trenches have a personal brand that can be built and grown over time.

        As part of our due diligence of Jack Mewhort we reviewed financial and other information from him to evaluate financial suitability and brand sustainability (including credit worthiness). Other than what has been disclosed elsewhere in this prospectus, we have not been made aware by Jack Mewhort of any events or incidents (personal or otherwise) relating to Jack Mewhort that we believe would materially negatively impact the Jack Mewhort Brand going forward. Among other things we reviewed schedules of his assets and liabilities and existing commitments, tax returns and credit reports and credit scores. Based on our review we concluded that as of March 26, 2015, Jack Mewhort is a sound credit risk with sufficient financial health and stability, with prudent and manageable levels of indebtedness and other liabilities, to make required payments to us under his brand contract, including if necessary the repayment to us of approximately $2.68 million if he retires from professional football within two years of the date of the offering of Fantex Series Jack Mewhort for any reason other than a "good reason." For instance, as part of our due diligence, we were provided information that showed that Jack Mewhort has substantial amounts of cash and liquid investments and limited debt, with an asset-to-debt ratio of greater than 4 to 1. In addition, as of March 26, 2015, Jack Mewhort's current assets exceed his current liabilities by an amount at least equal to the anticipated ABI payments to us for the 24 months after the effective date of Jack Mewhort's brand contract. As a result, we have concluded that he is a sound credit risk. Other than the $0.126 million of cash consideration to be held in escrow for six months, we have not required Jack Mewhort to place any additional funds in an escrow account as security to cover the repayment of $2.68 million in the event he retires from professional football within two years following completion of the offering for any reason other than a "good reason." In addition, we intend to monitor the creditworthiness and financial health and stability of Jack Mewhort on a periodic basis in the future through the information and audit rights that we have under our brand contract with him.

  Positions within the Offensive Line

        The offensive line consists of multiple positions whose principal role is to block defensive players and protect their team's quarterback. The center lines up in the middle of the offensive line and initiates the play by snapping the ball. The center maintains the responsibility to block defensive players during both running and passing plays and will often call out blocking assignments for his teammates. Two offensive guards line up directly on either side of the center. The main role of the offensive guards is to block during both running and passing plays. The manner in which guards block defensive players varies upon the play type. In some instances, guards may come out of their position on the offensive line and 'pull." In this case, the guard becomes the lead blocker for the ball carrier. Offensive tackles play outside offensive guards on the offensive line. The principal role of offensive tackles is to block during both running and passing plays.

        The salary for an NFL football player is highly dependent upon his perceived ranking against other players in the position. All-Pro and Pro Bowl caliber players generally receive significantly higher compensation than players who are less well known. Based on media reports, the average annual compensation of the five highest paid offensive lineman for the 2013 season was approximately $11.65 million.

        Based on our analysis, the average career length of an NFL offensive lineman who was retired at the end of the 2013 NFL and who was drafted between 1988 and 2013 and played at least one NFL season is approximately 6.07 years. This group consisted of 718 retired NFL offensive linemen. Utilizing the methodology described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," we estimated Jack Mewhort expected career length to be 10 years.

Jack Mewhort Brand Income

        The information below is a summary of contracts of Jack Mewhort that are included in his brand income. We refer to these as included contracts.

Included Contracts Under the Brand Contract with Jack Mewhort

        The table below lists the included contracts as of June 19, 2015:

Counterparty	Type of contract	Product category
Indianapolis Colts, Inc.	NFL Player Contract	N/A

        The following table shows historical information of cash receipts for included contracts for the three months ended March 31, 2015 and 2014 and the year ended December 31, 2014 and is derived from our statements of cash receipts from included contracts, found in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 and elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014
Receipts from included contracts subject to the brand contract(1)
Contractual NFL player receipts	$—	$—	$420
Contractual NFL player signing bonus receipts	413	—	506
Contractual NFL player performance incentives receipts	191	—	—
Contractual NFL post regular season receipts	92	—	—

Total receipts from NFL player contract	696	—	926
Receipts from other included contracts	—	—	2

Total receipts from included contracts subject to the brand contract	$696	$—	$928

(1)
Please see Notes 1 and 2 to the statements of cash receipts from included contracts for Jack Mewhort for an explanation of the basis of presentation and summary of significant accounting policies used in presenting these amounts as presented in our Quarterly Report on Form 10-Q and which is incorporated by reference in this prospectus. Receipts shown are for historical periods and are not necessarily indicative of future expected receipts from current or future included contracts for any period.

        The following summaries include descriptions of contracted cash receipts for future years under the included contracts, assuming that the parties perform their obligations under the included contracts and none of the included contracts are amended, renegotiated or terminated prior to the expected termination date of the included contracts, as well as a summary of material terms of the included contracts. There can be no assurance that the parties will perform their obligations under the included contracts or that the cash receipts with respect to the Jack Mewhort Brand will equal or exceed the aggregate annual cash receipts described in the following summaries.

  Jack Mewhort NFL Player Contract—Indianapolis Colts (the Colts)

        Jack Mewhort has completed the first year of a four-year player contract with the Colts. The following table presents (i) contracted amounts under his NFL player contract and (ii) the portion of his compensation that represents ABI as of February 15, 2015, the date we are entitled to receive brand income under the brand contract (amounts in thousands and unaudited):

	Playing Season
	2014	2015	2016	2017
NFL Player Salary(1)	$420	$582	$745	$907
Signing Bonus(2)	506	413	—	—

Total	$926	$995	$745	$907
Available Brand Income Under the NFL Player Contract(3)	$—	$582	$745	$907

(1)
All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the Colts in each season. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. Of the player salaries for the 2014, 2015, 2016 and 2017 NFL seasons, only $417,000 of Jack Mewhort's 2015 salary is subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during this contract the Colts terminate the NFL player contract (1) because in the sole judgment of the Colts, Jack Mewhort's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Colt's roster, (2) for salary cap reasons or (3) due to professional football injury Jack Mewhort is unable to perform his services under the NFL player contract, then Jack Mewhort will not receive the remainder of his NFL player salary.

(2)
Amounts fully guaranteed. $506,000 of the signing bonus was paid in 2014 and $413,128 of the signing bonus was paid in 2015. The portion of the signing bonus to be paid in 2015 is excluded from brand income.

(3)
Excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 28, 37 and 38 of the CBA. For additional information about player performance bonuses and potential future post-season and Pro Bowl compensation, please see the section titled "—Professional Football Compensation—Additional Bonus Opportunities" on page 45.

  Other Included Contracts for Jack Mewhort

        Other than payments Jack Mewhort may receive from NFL Players, Inc. pursuant to the NFLPA Group Licensing Agreement, there are currently no other included contracts.

Other Brands

Kendall Wright Brand

Kendall Wright Brand Contract

        On March 26, 2015, we entered into a brand contract with Kendall Wright. This brand contract entitles us to receive 10% of Kendall Wright's brand income after December 1, 2014.

        In addition to the exclusions laid out above under "—Our Brand Contracts," brand income does not include the following specifically excluded income:

  •
  all proceeds from life, disability or injury insurance policy covering Kendall Wright;

  •
  all amounts payable to Kendall Wright for participation in any NFL game, including any preseason game, Pro Bowl or other postseason game, if he is excused from such participation without pay by the NFL or Tennessee Titans as a result of any injury, illness, physical or mental condition, bereavement or birth of his child;

  •
  all consideration payable to Kendall Wright pursuant to that certain agreement dated as of June 1, 2012 by and between adidas America, Inc. and Kendall Wright; and

  •
  all consideration payable to Kendall Wright pursuant to that certain agreement dated October 10, 2012 by and between The Topps Company, Inc. and Kendall Wright.

        As consideration for the ABI under the brand contract, we will pay Kendall Wright a one-time cash amount of $3.125 million contingent upon our ability to obtain financing for the purchase price. Our ABI under the brand contract is contingent upon our payment of the purchase price following the consummation of this offering. We will have no further financial obligation to Kendall Wright under the brand contract once this payment has been made, other than the indemnities described above.

Kendall Wright

        Kendall Wright is a wide receiver for the Tennessee Titans in the NFL and has been in the NFL since the 2012 season. He was selected as the 20th pick overall in the 1st round of the 2012 NFL draft. Kendall Wright attended Baylor University, where he played wide receiver in 50 games. In 2008, Kendall Wright played in all 12 games as a freshman, recording 50 receptions, 649 receiving yards and 6 touchdowns. As a sophomore in 2009, Kendall Wright played in 12 games and was Baylor's leading receiver, posting 66 receptions for 740 yards and 5 touchdowns, and was named All-Big 12 honorable mention. As a junior, Kendall Wright recorded 78 receptions, 7 touchdowns and 952 yards, playing in all 13 games. He posted career high 108 receptions for 1,633 yards and 14 touchdowns as a senior and was named 1st Team All-American and All-Big 12.

        According to statistics publicly available at NFL.com, Kendall Wright's receiving statistics for the 2012, 2013 and 2014 NFL season are as follows:

Year	Team	G	Rec	Yds	Avg	Yds/G	TD
2014	Tennessee Titans	14	57	715	12.5	51.1	6
2013	Tennessee Titans	16	94	1,079	11.5	67.4	2
2012	Tennessee Titans	15	64	626	9.8	41.7	4

TOTAL		45	215	2,420	11.3	53.8	12

        On December 3, 2014, Kendall Wright broke a bone in his right hand and missed two NFL games as a result. Kendall Wright has experienced this injury as well as instances of normal wear and tear as an athlete in Division I college football and the NFL and we expect that Kendall Wright will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Kendall Wright's playing performance and the value of the Kendall Wright Brand.

        The essence of our vision of the brand identity for Kendall Wright is being a "natural." Kendall Wright grew up in rural northeast Texas. Even without the benefits of a larger city that could have afforded more resources, Kendall Wright quickly emerged as a standout athlete. All-State in three varsity sports, Kendall Wright would eventually became a youth coach while still a student. He went on to a record-setting collegiate football career, culminating with being selected a 1st team All-American as a senior. Blessed with athletic prowess and a unique work ethic, Kendall Wright readily sees his future as one of service. It has driven him from a young age, with his instincts to teach and mentor in the community being just as clear as those that propel him on the field.

        As part of our due diligence of Kendall Wright we reviewed financial and other information from him to evaluate financial suitability and brand sustainability (including credit worthiness). Other than what has been disclosed elsewhere in this prospectus, we have not been made aware by Kendall Wright of any events or incidents (personal or otherwise) relating to Kendall Wright that we believe would materially negatively impact the Kendall Wright Brand going forward. Among other things we reviewed schedules of his assets and liabilities and existing commitments, tax returns and credit reports and credit scores. Based on our review we concluded that as of March 26, 2015, Kendall Wright is a sound credit risk with sufficient financial health and stability, with prudent and manageable levels of indebtedness and other liabilities, to make required payments to us under his brand contract, including if necessary the repayment to us of approximately $3.62 million if he retires from professional football within two years of the date of the offering of Fantex Series Kendall Wright for any reason other than a "good reason." For instance, as part of our due diligence, we were provided information that showed that Kendall Wright has substantial amounts of cash and liquid investments and limited debt, with an asset-to-debt ratio of approximately 4 to 1. In addition, as of March 26, 2015, Kendall Wright's current assets exceed his current liabilities by an amount at least equal to the anticipated ABI payments to us for the 12 months after the effective date of Kendall Wright's brand contract. As a result, we have concluded that he is a sound credit risk. Other than the $0.156 million of the cash consideration to be held in escrow for six months, we have not required Kendall Wright to place any additional funds in an escrow account as security to cover the repayment of $3.33 million in the event he retires from professional football within two years following completion of the offering for any reason other than a "good reason." In addition, we intend to monitor the creditworthiness and financial health and stability of Kendall Wright on a periodic basis in the future through the information and audit rights that we have under our brand contract with him.

Kendall Wright Brand Income

        Kendall Wright is not currently subject to any contracts that are included in his brand income other than his NFL player contract and the NFLPA Group Licensing Agreement.

  Kendall Wright NFL Player Contract—Tennessee Titans (the Titans)

        Kendall Wright has completed the third year of a four-year player contract with the Titans and received a four year rookie contract prior to the 2012 NFL season. The following table presents (i) contracted amounts under his NFL player contract and (ii) the portion of his compensation that represents Available Brand Income as of December 1, 2014, the date we are entitled to receive brand income under the brand contract (amounts in thousands and unaudited):

	Playing Season
	2012	2013	2014	2015
NFL Player Salary(1)	$390	$480	$570	$884
Roster Bonus(2)	—	284	567	627
Signing Bonus	4,417	—	—	—

Total	$4,807	$764	$1,137	$1,511
Available Brand Income Under the NFL Player Contract(3)	$—	$—	$428	$1,511

(1)
All amounts are payable in twelve equal installments of 1/24th each on the 1st and 15th days of every month, commencing with September 15th and continuing thereafter until March 31st of the following year, at which time the entire remaining earned and unpaid balance is paid in full. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. The player salaries for the 2012, 2013, 2014 and 2015 NFL seasons are subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during these contract years the Titans terminate the NFL player contract (a) because in the sole judgment of the Titans, Kendall Wright's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Titans' roster, (b) for salary cap reasons or (c) due to professional football injury Kendall Wright is unable to perform his services under the NFL player contract, then Kendall Wright will receive his NFL player salary.

(2)
Kendall Wright earned the roster bonus for the 2013, 2014 and 2015 seasons.

(3)
Excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 28, 37 and 38 of the CBA. For additional information about player performance bonuses and potential future post-season and Pro Bowl compensation, please see the section titled "—Professional Football Compensation—Additional Bonus Opportunities" on page 45.

Overview of Professional Football, Honors and Awards

        The NFL is the premier professional football league in the United States and was founded on August 21, 1920. The NFL is comprised of 32 teams divided into two conferences, the National Football Conference (the "NFC") and the American Football Conference (the "AFC"), which in turn each have four divisions. The regular season of the NFL consists of 16 games played on a weekly basis over 17 weeks (with one bye week for each team) roughly from September to December, with up to four post-season games. Football is a physically demanding sport, requiring strength, speed and power. In addition, because of the frequent tackling and other physical contact, football players are prone to injury. The age at which NFL players peak depends on many factors, including the player's position and the physical training of the player.

        The Associated Press annually publishes a list of the best player for each position, which it designates as the "All-Pro Team." Each year the All-Pro Team is selected by a national panel of media members, regardless of the conference in which the player competes. The First Team consists of the top one or two players at each position; the Second Team consists of the runners-up at each position. One player is selected at quarterback, fullback, tight end, center, punter, place kicker, and kick returner, while two players are selected at running back, wide receiver, offensive tackle, offensive guard, outside linebacker, inside/middle linebacker, defensive end, defensive tackle, cornerback, and safety. In the event of a unanimously selected quarterback, fullback, tight end, center, punter, place kicker, or kick returner, there will be no Second Team selection at that position. Additional designations, such as NFL "Most Valuable Player" are presented by various media outlets.

        Since the 1938 season, the NFL has held the Pro Bowl. NFL players are invited to attend the Pro Bowl based on votes cast by NFL coaches, NFL players and fans. The players for each position who receive the highest votes for their respective conferences are selected to play in the Pro Bowl. An invitation to play in the Pro Bowl is generally considered to be a significant honor.

Professional Football Compensation

  Overview

        Player compensation during the regular season is established by contract between the player and the NFL franchise under the CBA between the NFL and the NFLPA. On August 4, 2011, the NFL and NFLPA entered into the current CBA which will be effective until the 2020 season, subject to certain exceptions. NFL player contracts generally conform to the form player contract contained in the CBA, however individual modifications may be made.

  Salary Cap

        The CBA establishes the maximum amount of compensation each club may pay to its players in a given season. This salary cap is calculated as a percentage of total league revenue. The current CBA provides that the salary cap may not exceed in the aggregate 48% of projected league revenues (excluding stadium credit) during the 2012-2014 seasons and 48.5% of projected league revenues (excluding stadium credit) during the 2015-2020 seasons, except that the salary cap may not be less than $142.5 million per team. The salary cap is divided equally among all 32 teams. The salary cap amount is reduced by retired player benefits, which were approximately $22.0 million in 2011. From 1994 to 2015 the NFL per team salary cap, after reduction for retired player benefits, rose from approximately $34.6 million to approximately $143.3 million, according to the NFL.

        Each team has discretion to allocate compensation among players, however, the CBA imposes a minimum salary that increases over time based on the number of seasons played and the player's roster status. Teams may offer signing bonuses to the player and certain amounts of "guaranteed money" that are paid to the player regardless of whether the player is on the club's active roster. For purposes of determining the salary cap, signing bonuses are prorated over the life of the contract. As a result, teams may sometimes offer a larger percentage of the overall compensation in the form of a signing bonus to allow for a higher upfront payment while mitigating the impact on the current season's salary cap. However, large signing bonuses will decrease the amount of money available under the salary cap in successive seasons. In addition, players may sometimes agree to renegotiate contracts in order to accommodate salary cap considerations.

  Additional Bonus Opportunities

        Each player is compensated for each post-season game in accordance with a schedule established in the CBA. In the years 2011 to 2020, an NFL Player would be entitled to receive additional compensation ranging between:

  •
  $20,000 to $30,000 for playing on a wild-card team;

  •
  $22,000 to $33,000 participating in a division playoff game;

  •
  $40,000 to $59,000 for participating in a conference championship;

  •
  $44,000 to $65,000 for participating in the Super Bowl; and

  •
  $88,000 to $130,000 for winning the Super Bowl.

        Under Article 28 of the CBA, a performance based pool ("PBP Compensation," as defined in the CBA) supplements player compensation based on a comparison of such player's playing time to salary, with the goal of providing additional pay to players with lower total compensation and significant playing time. Players become eligible for a bonus in any regular season in which they play at least one official down. Payout of the performance based pool is computed by using a "player index" produced by dividing a player's regular-season playtime (total plays on offense, defense and special teams) by his adjusted regular-season compensation (full regular season salary, prorated portion of signing bonus and earned incentives). Each player's index is then compared to those of his teammates to determine the amount of his PBP Compensation.

        The NFL compensates Pro Bowl players based on a schedule established in the CBA. Between the years 2011 and 2020, NFL players participating in the Pro Bowl are entitled to $25,000 to $37,000, with the players on the winning team receiving compensation ranging from $50,000 to $74,000. To the extent players are unable to participate in the Pro Bowl due to the timing of the Super Bowl, they are entitled to compensation equal to the midpoint between the payments due to the winning and losing teams. In addition to compensation received from the NFL, Pro Bowl players often receive bonuses from their endorsers as a result of being invited to play in the Pro Bowl. We do not believe that players selected to the Pro Bowl who are unable to play for reasons other than participation in the Super Bowl are entitled to Pro Bowl compensation.

        In addition, NFL players are eligible to receive certain income from NFL Players, Inc., the marketing and licensing subsidiary of the NFLPA, which licenses the right to use players' names, signature facsimiles, voices, pictures, photographs, likenesses and/or biographical information (collectively "image") in group licensing programs. NFL players are not entitled to any additional income under the CBA or their NFL player contracts in exchange for the rights granted to the NFLPA in their NFL player contracts. Nevertheless, a player may from time to time receive income from such sponsorships at the discretion of NFL Players, Inc. and the NFLPA.

  Endorsements

        We believe that NFL players, including All-Pro or Pro Bowl caliber players, and baseball players generally receive a smaller percentage of their total compensation than other professional athletes from endorsement and appearance fees. Based on our internal market research we believe this is true for NFL players in part because they wear helmets and pads during games, and therefore are less recognizable, and they play on a large roster and in fewer games than other major professional sports in the United States. We believe the endorsement income that NFL players receive is determined by many factors including their position, the market in which the player performs, personal drive and ambition, personality, "likability," authenticity, consistency, "mediagenic" qualities, fan base and brand image.

        Quarterbacks are generally considered to be the most marketable NFL players and often garner the largest endorsement contracts, followed by other skilled-position players. Winning post-season championships and winning individual awards such as being named to the Pro Bowl or All-Pro Team, playoff wins and Super Bowl championships, can increase the earning potential of a professional football player. Earning most valuable player awards for stand out performances can also increase the earning potential of NFL players. Endorsement contracts typically have morality clauses and minimum playing requirements that allow the sponsor to terminate the sponsorship.

TRANSACTIONS WITH RELATED PERSONS

        The following is a description of transactions since the filing of our Quarterly Report on Form 10-Q for the three months ended March 31, 2015. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Participation in this Offering

        Fantex Holdings and certain directors and related persons of Fantex Holdings may purchase from FBS, at the initial public offering price, up to 128,280 shares and 56,120 shares, respectively, of Fantex Series Jack Mewhort in this offering under specified circumstances. The total amount of shares purchased by such standby purchasers may be increased by up to 13,400 shares to an aggregate of 197,800 shares prior to the closing of this offering. Sales of shares to Fantex Holdings pursuant to the underwriting agreement will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price.

Participation in the Fantex Series Michael Brockers Offering

        On May 29, 2015, Fantex Holdings and certain directors and related persons of Fantex Holdings purchased from FBS, at the initial public offering price, 162,993 shares and 92,900 shares, respectively, of Fantex Series Michael Brockers.

Indemnity Agreements

        Our parent, Fantex Holdings, has agreed to indemnify each of our current contract parties under certain circumstances if the ABI that we are purchasing from them under their respective brand contracts is reportable income to them and not deductible for United States federal income tax purposes. We are not a party to these indemnity agreements, and would have no direct or indirect obligation to the contract parties or our parent under these agreements. However, because our parent is a party to these agreements, we may be deemed to benefit from these agreements. In addition, to the extent such obligation of our parent to the contract parties impacts its financial stability and its continued ability to provide services under the management agreement, as discussed below, an adverse tax ruling may indirectly impact Fantex as a whole, and therefore, the investors in our Fantex Series Jack Mewhort.

 DESCRIPTION OF CAPITAL STOCK

        The description of our capital stock contained in our Form 8-A as filed with the SEC on June 1, 2015 is hereby incorporated by reference in this prospectus and elsewhere in this registration statement. In addition, we have authorized for issuance shares of tracking stocks, with 268,100 shares initially designated as Fantex Series Jack Mewhort upon the consummation of this offering and 332,500 shares expected to be designated as Fantex Series Kendall Wright upon the consummation of the offering of Fantex Series Kendall Wright.

        As of June 19, 2015, there were outstanding 100,000,000 shares of our platform common stock held by one stockholder of record, our parent company, Fantex Holdings.

        The foregoing description of our capital stock and provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and certificates of designations for each of

  •
  Fantex Series Jack Mewhort to be in effect upon the consummation of this offering; and

  •
  Fantex Series Kendall Wright to be in effect upon the consummation of the offering of Fantex Series Kendall Wright is a summary and is qualified in its entirety by reference to the full copies of these documents, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, to our Annual Report on Form 10-K for the year ended December 31, 2014, our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 and our Form 8-A as filed with the SEC on June 1, 2015.

 UNDERWRITING (CONFLICTS OF INTEREST)

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to FBS, the sole book-running manager, and FBS has agreed to offer, shares of Fantex Series Jack Mewhort on a best efforts basis as indicated below. FBS is required to use its best efforts to sell the shares listed below but has no firm commitment or obligation to purchase any such shares.

Underwriter	Number of Shares
Fantex Brokerage Services, LLC	268,100

Total	268,100

        FBS initially proposes to offer the shares of our Fantex Series Jack Mewhort for sale at the price of $10.00 per share on a best efforts, all or none basis. In connection with this offering, FBS will purchase each share from us at a discount of $0.60 per share, to the extent that any shares are sold. In consideration for its services and expenses as the qualified independent underwriter, FBS has agreed to pay Merriman a fee equal to $25,000, assuming the sale of 268,100 shares of Fantex Series Jack Mewhort in this offering at an initial public offering price of $10.00 per share, which fee equals 15.5% of the underwriting discount that FBS will receive. The expenses of this offering, other than the underwriting discount, will be paid by our parent, Fantex Holdings, which expenses are estimated to be approximately $210,000 and include legal, accounting and printing costs and various other fees associated with registration of our Fantex Series Jack Mewhort. FBS has also agreed to reimburse Merriman for certain of their expenses in an amount up to $5,000 as set forth in the underwriting agreement, which reimbursement will be paid in the event that this offering is not consummated.

        FBS may enter into participating dealer agreements with certain other broker-dealers that are members of FINRA (the "selling group members"), to authorize such broker-dealers to sell shares of our Fantex Series Jack Mewhort. Upon the sale of Fantex Series Jack Mewhort by such broker-dealers, the broker-dealer effecting the sale will receive selling commissions in connection therewith. In no event will the total selling commissions received by a selling group member exceed 8.0% of the aggregate purchase price of Fantex Series Jack Mewhort sold by such selling group member.

        The following table summarizes the underwriting compensation and estimated expenses we, our parent or FBS will pay.

	Per Share	Total
Underwriting discounts and commissions paid by us to FBS	$0.60	$160,860
Underwriting discounts and commissions paid by FBS to selling group members	$0.80	$0 to 214,480(1)
Fees payable by FBS to Merriman	—	$25,000(2)
Expenses payable by FBS to Merriman	—	$5,000(3)

(1)
The underwriting discounts received by FBS may be insufficient to cover the aggregate discounts and selling concessions payable by FBS to selling group members. FBS expects to pay any such shortfall out of its working capital, which working capital has been funded entirely by contributions from our parent, Fantex Holdings. Because these amounts were funded by our parent they, as well as any other fees and expenses payable by FBS in connection with this offering, are deemed to be underwriting compensation.

(2)
FBS expects Merriman's services in this offering to be limited to due diligence and the review and participation in the preparation of the registration statement. FBS does not expect Merriman to participate in the solicitation sale or distribution of any securities in this offering.

(3)
FBS has agreed to reimburse Merriman for certain expenses in an amount up to $5,000 as set forth in the underwriting agreement in the event that this offering is not consummated.

        Pursuant to the standby purchase agreement, we expect our parent, Fantex Holdings, and certain directors and related persons of Fantex Holdings will agree to make certain standby purchases under FINRA Rule 5130 ("Rule 5130"), from FBS. Fantex Holdings, as our and FBS's parent, and these directors ordinarily would not be permitted to purchase shares in this offering because they are considered "restricted persons" under Rule 5130 due to Fantex Holdings's ownership interest in FBS, a FINRA member. We expect Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to 128,280 shares of Fantex Series Jack Mewhort in this offering, and we expect certain directors and related persons of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to an aggregate of 56,120 shares of Fantex Series Jack Mewhort in this offering. The total amount of shares purchased by such standby purchasers may be increased by up to 13,400 shares to an aggregate of 197,800 shares prior to the closing of this offering. Such shares may be deemed underwriting compensation by FINRA. Sales of shares to Fantex Holdings and any directors or related persons of Fantex Holdings will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price. Under the terms of the standby purchase agreement and pursuant to FINRA Rule 5110(g)(1), neither Fantex Holdings nor any such director or related person of Fantex Holdings will sell, transfer, assign, pledge or hypothecate such shares of Fantex Series Jack Mewhort, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of any shares purchased by them for a period of 180 days after the effective date of this offering. Fantex Holdings and any such directors and related persons of Fantex Holdings have further represented that they will not sell any shares of Fantex Series Jack Mewhort purchased in that offering absent a subsequent registration statement.

        Prior to this offering, there has been no public market for shares of our Fantex Series Jack Mewhort. We initially determined to offer shares at a price of $10.00 per share, and the number of shares to be offered at that price was determined between us and FBS based on demand in the offering process with the goal of issuing at least $2.68 million of shares in this offering.

        Our Fantex Series Jack Mewhort will be quoted on the FBS ATS upon the conclusion of this offering. The FBS ATS is an alternative trading system operated by FBS. We do not intend to apply for a listing of our Fantex Series Jack Mewhort on any securities exchange. Accordingly, we cannot assure you as to the development of an active or liquid market for our Fantex Series Jack Mewhort.

        FBS may market our Fantex Series Jack Mewhort through roadshow presentations. Any roadshow presentations would be open only to residents of states in which the offering has been registered. We also plan to market our Fantex Series Jack Mewhort through media interviews in print and electronic media, including email, and other methods in compliance with applicable laws and regulations, including securities laws. We plan to permit investors who wish to do so to review this prospectus online at our website at www.fantexbrands.com and online at FBS's website at www.fantex.com. We are not incorporating by reference in this prospectus either our website or FBS's website or any material either may include, except as specifically set forth under the heading "Where You Can Find More Information; Information Incorporated by Reference."

        You must open a brokerage account with FBS at www.fantex.com or with a member of the FBS selling group in order to participate in this offering. See below for additional information about opening a brokerage account with FBS.

        In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those states only if they have been registered or qualified for sale or an exemption from such registration is available with which we have complied. In addition, and without limiting the foregoing, we will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to securities transactions during the period of time when this registration statement is effective.

Offering Process

        The process being used for our initial public offering of Fantex Series Jack Mewhort differs from methods that have been traditionally used in most other underwritten initial public offerings in the United States. In particular, the shares of Fantex Series Jack Mewhort are being offered at a predetermined price and orders may only be entered through brokerage accounts with our broker-dealer affiliate, FBS, who is serving as an underwriter of this offering, or through brokerage accounts with other participating broker-dealers. Investors that do not submit orders through the prescribed process may not be eligible for an allocation of shares in our offering. The sections below describe the offering process applicable to FBS accounts. If you enter orders through brokerage accounts with other participating broker-dealers, such broker-dealers may have processes that differ from the processes described below. In such case we suggest you contact your participating broker for further information.

The Qualification Process

        Our objective is to ensure that only investors for whom an investment in Fantex Series Jack Mewhort is suitable may participate in the offering. Before you can submit a conditional offer to participate in the offering, which FBS refers to as "reserving shares" or a "reservation," you will be required to open a brokerage account with FBS or a participating broker-dealer. You may sign up to open a brokerage account with FBS at www.fantex.com.

        For customers of FBS, upon review of the information that you provide in the account opening questionnaire, FBS will determine, in its sole discretion, whether you meet the criteria for investing in Fantex Series Jack Mewhort. If FBS determines that you are eligible to participate in the offering, then your brokerage account will be opened and instructions will be provided on how to make a reservation and fund your account. Before establishing a brokerage account with FBS or a participating broker-dealer and making a reservation for Fantex Series Jack Mewhort, you should:

  •
  read this prospectus, including all the risk factors; and

  •
  understand that our initial public offering price will be predetermined, and, if there is little or no demand for our shares at or above the initial public offering price once trading in the secondary market begins, the price of our Fantex Series Jack Mewhort shares may decline.

        We caution you that our Fantex Series Jack Mewhort may not be a suitable investment for you even if you qualify to open a brokerage account with FBS or a participating broker-dealer. Moreover, even if you have an FBS brokerage account, you may not be able to submit a reservation for our Fantex Series Jack Mewhort if you do not meet the suitability requirements, as discussed below, for the shares of Fantex Series Jack Mewhort for which you are seeking to submit a reservation or as a result of other regulatory requirements described below. There is no minimum funding requirement to open an FBS account or submit reservations. You are not obligated to purchase shares at the time you submit a reservation. However, once FBS accepts your reservation for shares of our Fantex Series Jack Mewhort, you will become obligated to purchase the amount of the reservation accepted. Before FBS will accept your reservation for shares of our Fantex Series Jack Mewhort in this offering, you must have sufficient funds in your account to cover the purchase price for such shares. You will not be required to deposit funds into your FBS brokerage account sufficient to cover the purchase price of the shares you reserved until after the registration statement is declared effective by the SEC. Other participating broker-dealers may have other conditions for the placing of orders for our Fantex Series Jack Mewhort. Finally, even if you open a brokerage account with FBS or a participating broker-dealer, submit a reservation for shares of our Fantex Series Jack Mewhort and have sufficient funds deposited in your brokerage account to cover the entire purchase price for such shares, you still may not receive your complete allocation of shares in our offering for a number of reasons described below. To the extent that you do not have sufficient funds in your account to cover the purchase price for the shares specified in your reservation at the time FBS accepts reservations, then FBS will disregard that portion of your reservation that is unfunded, and such portion of the reservation will be deemed to have been withdrawn by you.

        Any funds that you may deposit in your FBS brokerage account, whether before or after the time you submit a reservation, will not be withdrawn by FBS until such time, if at all, as your reservation has been accepted by FBS. You may withdraw any funds at any time by requesting an electronic transfer of funds or a check from FBS. You may also cancel or modify your reservation at any time prior to acceptance. Funds in your FBS account will not be designated for use in a particular offering at the time of deposit and any of your deposited funds may be used to purchase securities other than those offered pursuant to this registration statement. However, at the time FBS accepts any reservations placed by you for a tracking stock, all available funds will first be applied towards the purchase of the reserved securities.

        Neither we nor the underwriters have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside the United States. Investors must have a U.S. mailing address (other than a P.O. Box) and a U.S. social security number and/or a U.S. tax identification number to be eligible to participate in this offering.

Reconfirmations of Reservations

        FBS will require that potential investors reconfirm their reservations that they have submitted in the offering if any of the following events shall occur:

  •
  more than 15 days have elapsed since the potential investor submitted his reservation in the offering;

  •
  there has been a material change to the prospectus available to the potential investor at the time of such potential investor's original reservation; or

  •
  the offering prices below or more than 20% above the estimated initial public offering price of $10 per share.

        If a reconfirmation of reservations is required, FBS will send an electronic notice, at the email address on file with FBS, notifying such potential investors and the participating broker-dealers that they must affirmatively reconfirm their reservation by visiting their account page on the FBS website to reconfirm the reservation, or by otherwise contacting the lead underwriter, FBS. If a potential investor does not reconfirm his or her reservation when requested, we and FBS will disregard such reservation in the offering, and such reservations will be deemed to have been withdrawn.

The Closing Process

        This offering will terminate upon the earlier to occur of (i) 30 days after this registration statement becomes effective with the SEC, or (ii) the date on which all shares offered hereby have been sold. You will have the ability to modify or withdraw any reservation you make until your reservation is accepted by FBS. Such acceptance will occur when and if you are sent a notice of acceptance by FBS, at the email address on file with FBS. As noted above, if you are requested to reconfirm your reservation and fail to do so, your reservation will be deemed to have been withdrawn.

        As noted above, you may deposit funds in your FBS brokerage account either before or after the time you submit a reservation, but FBS will only accept a reservation to the extent there are sufficient funds in your account at the time FBS accepts reservations, and FBS will not withdraw any funds from your FBS brokerage account until such time as any portion of your reservation has been accepted by FBS. You may cancel or modify your reservation at any time prior to acceptance. The offering will not be considered sold until reservations have been accepted by FBS. FBS will provide an electronic notice of effectiveness to you, at the email address on file with FBS, at least three days prior to accepting and confirming orders, which will be your final notice to withdraw or modify your reservation. The notice will further inform you that reservations for Fantex Series Jack Mewhort will only be considered to the extent you have sufficient funds in your account to cover the purchase price for such shares. If your reservation is accepted, you will be obligated to purchase the shares allocated to you, and FBS will be authorized to withdraw the sufficient funds from your FBS brokerage account.

        Promptly after we and the underwriters request the SEC to declare this registration statement effective, FBS will provide an electronic notice to you, at the email address on file with FBS that such request for effectiveness has been made. Once the registration statement is effective, FBS will send you a second electronic notice, at the email address on file with FBS, informing you that the registration statement is effective and that FBS may accept your reservation in as little as three days. In the event reservations are placed subsequent to the SEC declaring this registration statement effective, you will receive a final electronic notice, at the email address on file with FBS, informing you of your ability to modify or withdraw your reservations or fund your account in amounts sufficient to cover your reservations and that FBS may accept your reservation in as little as twenty-four hours. FBS will stop allowing reservations to be made at least twenty-four hours prior to when FBS intends to accept the reservations. Until reservations are accepted by FBS, you may still withdraw your reservations. However, once FBS has sent an electronic notice of acceptance at the email address on file with FBS, regardless of whether you are aware that the registration statement has been declared effective or that the electronic notice of acceptance of that bid has been sent, you may no longer withdraw your reservations. At this point, reservations will be deemed accepted orders and FBS will send you a confirmation of the transaction, at the email address on file with FBS. Reservations must be accepted by FBS for the offering to close.

        Following the acceptance of your reservations, FBS will transmit your funds to an escrow account under the control of American Stock Transfer & Trust Company, LLC, as the escrow agent, by 12 p.m. Eastern Time on the next business day pending closing of the offering. Such funds will be released by the escrow agent upon confirmation by the escrow agent that either (i) the minimum contingency for this offering has been satisfied, including that all shares in the offering have been sold and the funds should be directed to us in return for shares of Fantex Series Jack Mewhort or (ii) all the shares of Fantex Series Jack Mewhort have not been sold and the funds should be directed to FBS for credit to the account of its customers. The escrow agent will invest all funds it receives in an interest bearing account in accordance with Rule 15c2-4 under the Exchange Act. Assuming the offering is successful, shares of Fantex Series Jack Mewhort would be credited to your account on the closing date. If, on the closing date, sufficient funds are not received for all of the shares being offered, your funds that were deposited into the escrow account will be returned to your account promptly, with interest and without deduction for expenses and the offering will terminate. All funds returned to your FBS account will be available for immediate withdrawal.

        You should understand that the trading price of our Fantex Series Jack Mewhort could vary significantly from the initial public offering price. Therefore, we caution you not to submit a reservation in the initial offering unless you are willing to take the risk that our Fantex Series Jack Mewhort price could decline significantly and you could lose your entire investment in our Fantex Series Jack Mewhort. Subsequent trades of Fantex Series Jack Mewhort also have associated transaction costs, expected to be up to 1% of the total amount of the purchase or sale, which could reduce or eliminate your return on investment.

Acceptance of Offers

        If the demand for shares in our initial public offering of Fantex Series Jack Mewhort is at least equal to the number of shares set forth on the cover of this prospectus, FBS may accept reservations at the initial public offering price by sending electronic notices of acceptance to customers, at the email address on file with FBS. In this case, FBS can accept your order as discussed above.

        If we do not receive sufficient reservations to sell all of the shares being offered hereby, we and FBS will provide notice on our and FBS's websites that the offering has been cancelled and send an electronic notice to everyone who submitted a reservation for Fantex Series Jack Mewhort, at the email address on file with FBS, notifying them that the offering has been cancelled and all reservations will be cancelled without any further action of the potential investors who have submitted reservations.

The Allocation Process

        In the event that the number of shares represented by reservations during the initial offering period exceeds the number of shares we are offering, the offered shares will be allocated across the group of potential investors who have submitted reservations at our discretion, in consultation with FBS; provided that FBS and the participating broker-dealers will not allow any investor to purchase more than 10% of Fantex Series Jack Mewhort, except to the extent that Fantex Holdings purchases any standby shares in this offering. While FBS will limit its customers from acquiring and holding more than 10% of Fantex Series Jack Mewhort, secondary market trading of shares of Fantex Series Jack Mewhort will otherwise generally not be subject to this limitation.

Maximum Investment Limits and Financial Suitability

        FBS customers or customers of participating broker-dealers are subject to certain maximum investment limits, some of which are based on financial suitability of the investor:

  •
  no investor will be allowed to purchase more than 10% of any tracking stock issued by our company including Fantex Series Jack Mewhort offered hereby, except to the extent Fantex Holdings purchases any standby shares in this offering;

  •
  investors with an annual gross income of less than $50,000 or a net worth (exclusive of home, home furnishings and automobile) of less than $50,000 may only invest up to $2,500 in this offering; and

  •
  investors with an annual gross income of between $50,000 and $100,000 or a net worth (exclusive of home, home furnishings and automobile) of between $50,000 and $100,000 may only invest up to $7,500 in this offering.

        Moreover, certain states may impose more restrictive suitability and/or other investment limitations and you will be required to represent and warrant in your FBS account agreement or to your participating broker-dealer that you meet the applicable state financial suitability and other investment standards before you invest in any series of common stock issued by our company, including Fantex Series Jack Mewhort offered hereby.

        For California investors, the following suitability standards apply:

  •
  For investments of more than $500 but less than $5,000—investors must have either (i) an annual gross income of at least $70,000 and a net worth of $70,000, or (ii) a net worth of $250,000; and

  •
  For investments of $5,000 or more—investors must have either (i) a gross income of at least $65,000 and a net worth of at least $250,000, or (ii) a net worth of at least $500,000. California investors in this category cannot invest more than 10% of their net worth in Fantex Series Jack Mewhort.

        For Ohio investors, the following suitability standards apply:

  •
  For investments of up to $750 per year in the aggregate—investors may invest up to $750 per year in the aggregate in all Fantex-related offerings without regard to an individual's net income or net worth;

  •
  For investments of more than $750 but less than $5,000 per year in the aggregate—investors must have either (i) a minimum net worth of $250,000, excluding primary residence, or (ii) a combined minimum annual net income of $70,000 and a minimum net worth of at least $70,000, excluding their primary residence; and

  •
  For investments by accredited investors—our sales to accredited investors, as defined in Rule 501 of Regulation D under the Securities Act, are not subject to a maximum cap on the aggregate amount sold per year to an investor, but are subject to normal suitability standards applicable to sales of securities to Ohio investors in accordance with Ohio Administrative Code 1301:6-3-19.

        For Alaska investors, the following suitability standards apply:

  •
  Investors must have either (i) a minimum annual gross income of $60,000 and a minimum net worth of $60,000, exclusive of automobile, home and home furnishings; or (ii) a minimum net worth of $225,000, exclusive of automobile, home and home furnishings.

Secondary Trading

        This prospectus is not an offer to sell shares of our Fantex Series Jack Mewhort and it is not a solicitation of an offer to buy shares of our Fantex Series Jack Mewhort in any jurisdiction where an offer or sale thereof is not permitted. As of the date of this prospectus, we are in the process of registering shares of our Fantex Series Jack Mewhort described in this prospectus for sale in the following states:

        New Hampshire, South Carolina and Vermont.

        We will not sell shares of our Fantex Series Jack Mewhort to customers in any jurisdiction until registration is complete for that particular jurisdiction, or there is a valid exemption from such registration in such jurisdiction. As of the date of this prospectus, we expect that concurrent with the effectiveness of this registration statement we will be qualified to sell shares of our Fantex Series Jack Mewhort in this offering under Blue Sky laws in the following states:

        Alaska, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Illinois, Indiana, Louisiana, Michigan, Mississippi, Missouri, Nevada, New York, Ohio, Pennsylvania, Rhode Island, South Dakota, Texas, Utah, Wisconsin and Wyoming.

        In addition, after the offering you may not sell your shares of Fantex Series Jack Mewhort (a secondary sale) to any person in any jurisdiction in which registration was not complete for that particular jurisdiction or there was a valid exemption from such registration. There can be no assurance that we will be successful in annually renewing the registration of shares of our Fantex Series Jack Mewhort for resale with the foregoing states.

Market-Making Activities

        This prospectus, together with the relevant pricing supplement, if any, product supplement, if any, prospectus supplement and prospectus describing the terms of Fantex Series Jack Mewhort being offered and sold, may be used by FBS in connection with offers and sales of such securities in secondary market transactions at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices, including in which FBS acts as a market-maker. FBS may act as principal or agent in these transactions. FBS has no current intention of acting as a market-maker in the secondary market for Fantex Series Jack Mewhort, but may do so in the future. If FBS decides to make a market in a tracking stock, it will first amend its Form ATS filed with the SEC to reflect such change. In the event FBS acts as a market-maker in the secondary market from time to time, it is not obligated to make a market in Fantex Series Jack Mewhort and may discontinue any market-making at any time without notice, in its sole discretion. FBS is a member of FINRA and may participate in distributions of Fantex Series Jack Mewhort. All secondary market offers and sales made pursuant to this prospectus and the pricing supplement, if any, product supplement, if any, prospectus supplement and prospectus describing the terms of Fantex Series Jack Mewhort being offered and sold will be for the accounts of customers of FBS or FBS itself in connection with market-making transactions. We will not receive any proceeds in connection with these secondary market offers and sales.

Conflicts of Interest

        Because FBS, an underwriter for this offering, is under common control with us and we will receive all of the net proceeds of the offering, FBS is deemed to have a "conflict of interest" under FINRA Rule 5121 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121 which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of due diligence with respect to, the registration statement and this prospectus. Merriman has agreed to act as the "qualified independent underwriter" (as defined by FINRA) for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including performing due diligence investigations and reviewing and participating in the preparation of the registration statement of which this prospectus forms a part. In consideration for its services and expenses as the qualified independent underwriter, FBS has agreed to pay Merriman a fee equal to $25,000 assuming the sale of 268,100 shares of Fantex Series Jack Mewhort in this offering at an initial public offering, price of $10.00 per share (in each case, the amounts set forth on the front cover of this prospectus), which fee equals 15.5% of the underwriting discount that FBS will receive. Merriman will not be responsible for the final allocation of any shares or any market-making activities. We, Fantex Holdings and FBS have agreed to indemnify Merriman for acting as "qualified independent underwriter" against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Merriman may be required to make for those liabilities. Pursuant to FINRA Rule 5121, FBS will not confirm sales to accounts in which it exercises discretionary authority, if any, without the specific prior written approval of the account holder.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no public market for our Fantex Series Jack Mewhort, and a liquid trading market for our Fantex Series Jack Mewhort may not develop or be sustained after this offering. Future sales of substantial amounts of our Fantex Series Jack Mewhort in the public market or the perception that such sales could occur, could materially and adversely affect the market price of our Fantex Series Jack Mewhort and could impair our ability to raise capital in the future. Furthermore, because only a limited number of shares of our Fantex Series Jack Mewhort may be available for sale in the public market after the closing of this offering due to contractual, legal and other restrictions on resale described below, sales of a substantial number of shares of our Fantex Series Jack Mewhort in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Fantex Series Jack Mewhort and our ability to raise capital in the future.

        We are offering 268,100 shares of our Fantex Series Jack Mewhort in this offering. Of these shares, at least 83,700 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. Under the terms of the standby purchase agreement, we expect Fantex Holdings and certain directors and related persons of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to 128,280 shares and 56,120 shares, respectively, of Fantex Series Jack Mewhort in this offering. The total amount of shares purchased by such standby purchasers may be increased by up to 13,400 shares to an aggregate of 197,800 shares prior to the closing of this offering. Sales of shares to Fantex Holdings and any such directors and related persons of Fantex Holdings will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price. Fantex Holdings and any such directors and related persons of Fantex Holdings have also agreed in the standby purchase agreement that they will not sell any shares purchased in this offering unless the offering of such shares is pursuant to a subsequent registration statement.

Lock-up Agreements

        In connection with this offering and pursuant to FINRA Rule 5110(g)(1) and the representations in the underwriting agreement, Fantex Holdings will not dispose of or hedge any shares of our Fantex Series Jack Mewhort or securities convertible into or exchangeable for shares of Fantex Series Jack Mewhort during the period from the date of the underwriting agreement continuing through the date 180 days after the effective date of this offering. For additional information regarding the lock-up agreement, please see the section entitled "Underwriting (Conflicts of Interest)."

Registration Rights

        Fantex Holdings does not currently have the right to require us to register shares of our Fantex Series Jack Mewhort for resale. However, because Fantex Holdings will, following this offering, hold substantially all of the voting power of our outstanding common stock, it will have substantial ability to cause us to register shares of Fantex Series Jack Mewhort for resale at any time after the expiration of the 180-day lock-up period following the effective date of this offering.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        Subject to the qualifications, assumptions and limitations contained herein, the statements of law and legal conclusions contained under this caption "Material U.S. Federal Income Tax Considerations" regarding the material U.S. federal income tax consequences of an investment in Fantex Series Jack Mewhort constitute the opinion of Latham & Watkins LLP.

U.S. Federal Income Tax Treatment of Fantex Series Jack Mewhort

        Fantex Series Jack Mewhort should be treated as stock of Fantex for U.S. federal income tax purposes. There are, however, no court decisions or other authorities directly bearing on the tax effects of the issuance and classification of stock with the features of Fantex Series Jack Mewhort. In addition, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument with characteristics similar to those of Fantex Series Jack Mewhort. Accordingly, no assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court.

        If Fantex Series Jack Mewhort is considered property other than common stock of Fantex, Fantex would generally be taxed on a portion of the appreciation of the assets, if any, attributable to Fantex Series Jack Mewhort upon the issuance of such stock. In addition, income, gain, losses and deductions of one tracking stock would not be offset against the income, gain, losses and deductions of another tracking stock. Prospective investors are urged to consult their tax advisors regarding the tax consequences of an investment in Fantex Series Jack Mewhort. The remainder of this discussion assumes Fantex Series Jack Mewhort will be treated as common stock of Fantex.

Taxation of Non-U.S. Holders

        The following discussion sets forth the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of Fantex Series Jack Mewhort issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our Fantex Series Jack Mewhort. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of Fantex Series Jack Mewhort.

        This discussion is limited to non-U.S. holders that hold Fantex Series Jack Mewhort as a "capital asset" within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder's particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

  •
  U.S. expatriates and certain former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding Fantex Series Jack Mewhort as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  real estate investment trusts or regulated investment companies;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  S-corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell Fantex Series Jack Mewhort under the constructive sale provisions of the Code;

  •
  persons who hold or receive Fantex Series Jack Mewhort pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Fantex Series Jack Mewhort, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Fantex Series Jack Mewhort and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF FANTEX SERIES JACK MEWHORT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of Fantex Series Jack Mewhort that is neither a "U.S. person" nor a partnership for United States federal income tax purposes. A U.S. person is any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Dividends and Distributions

        If we make distributions of cash or property on Fantex Series Jack Mewhort, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its Fantex Series Jack Mewhort, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of Fantex Series Jack Mewhort that are not effectively connected with the non-U.S. holder's conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

        Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding Fantex Series Jack Mewhort in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

        Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Fantex Series Jack Mewhort unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  Fantex Series Jack Mewhort constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

        A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of Fantex Series Jack Mewhort will not be subject to U.S. federal income tax if such class of stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder's holding period for such stock.

        Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Conversion

        Our board of directors may, at any time following the two-year anniversary of the filing of a certificate of designations creating Fantex Series Jack Mewhort resolve to convert our Fantex Series Jack Mewhort into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of our Fantex Series Jack Mewhort by the fair value of a share of our platform common stock. If Fantex Series Jack Mewhort is treated as the stock of Fantex, an exchange of stock incident to such a conversion will qualify as a tax-free recapitalization such that no gain or loss should be recognized by Fantex or by holders of Fantex Series Jack Mewhort. If, however, Fantex Series Jack Mewhort is not treated as the stock of Fantex, then a conversion of Fantex Series Jack Mewhort into shares of platform common stock would be a taxable exchange for federal income tax purposes. In such a case, holders of a share of Fantex Series Jack Mewhort would recognize gain or loss in an amount equal to the difference between the fair market value of the platform common stock received and their adjusted basis in the share of Fantex Series Jack Mewhort surrendered in the conversion.

Information Reporting and Backup Withholding

        Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on Fantex Series Jack Mewhort we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on Fantex Series Jack Mewhort paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

        Information reporting and backup withholding may apply to the proceeds of a sale of Fantex Series Jack Mewhort within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of Fantex Series Jack Mewhort outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under the Sections 1471 through 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, Fantex Series Jack Mewhort paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends on Fantex Series Jack Mewhort. These withholding taxes may also be imposed on gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Fantex Series Jack Mewhort.

 LEGAL MATTERS

        The validity of the shares of Fantex Series Jack Mewhort we are offering and certain tax matters will be passed upon by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, Palo Alto, California.

EXPERTS

        The financial statements of Fantex, Inc. incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to expenses paid by Fantex Holdings, Inc.). Such financial statements have been so incorporated in reliance upon the report of Deloitte & Touche LLP, given upon their authority as experts in accounting and auditing.

        The Statements of Cash Receipts from Included Contracts for each of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers and Arian Foster, incorporated in this prospectus by reference from the Fantex Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (each of which reports expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statements), which are incorporated herein by reference. Such Statements of Cash Receipts from Included Contracts have been so incorporated in reliance upon the reports of Deloitte & Touche LLP, given upon their authority as experts in accounting and auditing.

        The Statements of Cash Receipts from Included Contracts for Jack Mewhort and Kendall Wright included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (each of which reports expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statements). Such Statements of Cash Receipts from Included Contracts have been so included in reliance upon the reports of Deloitte & Touche LLP, given upon their authority as experts in accounting and auditing.

INDEX TO STATEMENT OF CASH RECEIPTS FROM INCLUDED CONTRACTS

Report of Independent Registered Public Accounting Firm	SR-JM-2
Statement of Cash Receipts from Included Contracts for the year ended December 31, 2014	SR-JM-3
Notes to Statement of Cash Receipts from Included Contracts	SR-JM-4

        The accompanying Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Jack Mewhort (together with any affiliate, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), presents the cash or other considerations received by the Contract Party from included contracts subject to the Brand Contract for the year ended December 31, 2014 ("Statement of Cash Receipts from Included Contracts").

        This Statement of Cash Receipts from Included Contracts reflects the historical cash receipts of the Contract Party that would have been subject to the Brand Contract with Fantex had the brand contract been in place beginning January 1, 2014. The Statement of Cash Receipts from Included Contracts reflects the gross amount received by the Contract Party subject to the Brand Contract. Had the brand contract been in place beginning January 1, 2014, and subject to the following consideration regarding expired contracts, Fantex would have been entitled to receive 10% of the gross amount received by the Contract Party. The Statement of Cash Receipts from Included Contracts does not reflect earnings of the Contract Party under contracts that had expired and not been renewed as of the signing date of the Brand Contract, as it is not possible to determine if the Contract Party would have excluded these contracts from the Brand Contract. The amounts reflected in the Statement of Cash Receipts from Included Contracts are not necessarily indicative of future cash receipts that will be subject to the Brand Contract. No amounts would be subject to the Brand Contract prior to January 1, 2014 because the Contract Party was not engaged in brand income generating activities until 2014.

        Investors in our Fantex Series Jack Mewhort are investing in Fantex and not in the Brand Contract or Jack Mewhort. However, Fantex Series Jack Mewhort is intended to track and reflect the separate economic performance of the assets to be attributed to the Jack Mewhort Brand. Only Fantex will have rights under the Brand Contract and recourse against Jack Mewhort.

SR-JM-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fantex, Inc.:

        We have audited the accompanying Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Jack Mewhort (together with any affiliate, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), for the year ended December 31, 2014 ("Statement of Cash Receipts from Included Contracts"). This Statement of Cash Receipts from Included Contracts is the responsibility of Fantex's management. Our responsibility is to express an opinion on this Statement of Cash Receipts from Included Contracts based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Cash Receipts from Included Contracts is free of material misstatement. Fantex is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the Statement of Cash Receipts from Included Contracts. Our audit included consideration of internal control over financial reporting as it relates to the Statement of Cash Receipts from Included Contracts as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fantex's internal control over financial reporting as it relates to the Statement of Cash Receipts from Included Contracts. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Cash Receipts from Included Contracts, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Cash Receipts from Included Contracts. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying Statement of Cash Receipts from Included Contracts was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. As discussed in Note 1 to the Statement of Cash Receipts from Included Contracts, the statement is not intended to be a complete presentation of the Contract Party's cash receipts. Further, Fantex's interest in the Contract Party cash receipts from included contracts, as defined in Note 2 to the Statement of Cash Receipts from Included Contracts, will commence upon the effective date of the Brand Contract, which has not yet occurred.

        In our opinion, the Statement of Cash Receipts from Included Contracts referred to above presents fairly, in all material respects, the cash receipts from included contracts subject to the Brand Contract for the year ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
San Francisco, California
April 8, 2015
(April 16, 2015 as to Note 3)

SR-JM-2

Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and

Jack Mewhort dated March 26, 2015

(Amounts in thousands)

Year Ended December 31, 2014
RECEIPTS FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT
Contractual NFL player receipts	$420
Contractual NFL player signing bonus receipts	506

Total receipts from NFL player contract	926
Receipts from other included contracts	2

TOTAL RECEIPTS FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT	$928

The notes are an integral part of this statement

SR-JM-3

Notes to Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Jack Mewhort dated March 26, 2015

Note 1. Basis of Presentation

        The accompanying Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Jack Mewhort (together with any affiliate, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), presents the cash or other considerations received by the Contract Party from included contracts (see Note 2) subject to the Brand Contract for the year ended December 31, 2014 ("Statement of Cash Receipts from Included Contracts").

        The Brand Contract entitles Fantex to 10% of the Contract Party's cash or other considerations received from included contracts from the effective date of the Brand Contract and cash or other considerations received from future contracts resulting from certain activities of the Contract Party ("acquired brand income" or "ABI"). These certain activities, defined under the terms of the Brand Contract as the "Field," include activities in or substantially related to being a football player, broadcasting, coaching, motion pictures, television, radio, music, literary, talent engagements, personal appearances, public appearances in places of amusement and entertainment, records and recording, publications, and the use or license of Contract Party's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements and appearances, and any other activities in which Contract Party uses or licenses its name, likeness or reputation to generate cash or other considerations received, unless such activities are specifically excluded by the Brand Contract. In the event that there is any ambiguity as to whether an activity is in the Field, Fantex and the Contract party shall discuss in good faith to consider whether such activity is of the type typically performed by the Contract Party in the principal business (such activities may include sports casting, coaching, acting as spokesperson, etc.). If a resolution is not reached within 30 days from the initial discussions Fantex or the Contract Party may remit the matter to arbitration.

        This Statement of Cash Receipts from Included Contracts reflects the historical cash receipts of the Contract Party that would have been subject to the Brand Contract with Fantex had the brand contract been in place beginning January 1, 2014. The Statement of Cash Receipts from Included Contracts reflects the gross amount received by the Contract Party subject to the Brand Contract. Had the brand contract been in place beginning January 1, 2014, and subject to the following consideration regarding expired contracts, Fantex would have been entitled to receive 10% of the gross amount received by the Contract Party. The Statement of Cash Receipts from Included Contracts does not reflect earnings of the Contract Party under contracts that had expired and not been renewed as of the signing date of the Brand Contract, as it is not possible to determine if the Contract Party would have excluded these contracts from the Brand Contract.

        This Statement of Cash Receipts from Included Contracts was prepared from the historical records of the Contract Party and is not intended to be a complete presentation of the Contract Party's cash receipts. Cash receipts are only earned by Fantex under the Brand Contract subsequent to the effective date of the Brand Contract. In the event the Contract Party does not receive cash, or other considerations no amounts are due to Fantex. The Statement of Cash Receipts from Included Contracts is presented in accordance with accounting principles generally accepted in the United States of America.

SR-JM-4

Notes to Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Jack Mewhort dated March 26, 2015 (Continued)

Note 2. Summary of Significant Accounting Policies

        Contractual National Football League (NFL) player receipts—These receipts are recorded based on the cash received by the Contract Party for being on the roster for NFL games, paid on a weekly or bi-weekly basis throughout the season.

        Contractual NFL signing bonus receipts—These receipts are recorded based on the cash received for the signing of the Contract Party's NFL player contract, paid on multiple dates as set forth in the NFL contract.

        Receipts from other included contracts—These receipts are recorded based on the cash, or other considerations received from the Contract Party's other contracts subject to the Brand Contract, such as endorsements and cash received from NFL Players, Inc. for licensing the image and likeness of the Contract Party.

        Included Contracts—Included contracts are those that are effective upon the date that the Brand Contract was executed by Fantex and the Contract Party and that are included in the Brand Contract. For contracts that existed at the signing on March 26, 2015 of the Brand Contract that are renewals of previous contracts with the same counterparty, those prior contracts, which relate to periods prior to the signing of the Brand Contract, have been considered included contracts.

Note 3. Subsequent Events

        Fantex has evaluated activity after December 31, 2014 until April 16, 2015, and other than the events described above, Fantex is not aware of any events that have occurred subsequent to December 31, 2014 that would require adjustments to or disclosures in the Statement of Cash Receipts from Included Contracts.

SR-JM-5

INDEX TO STATEMENTS OF CASH RECEIPTS FROM INCLUDED CONTRACTS

Report of Independent Registered Public Accounting Firm	SR-KW-2
Statements of Cash Receipts from Included Contracts for the years ended December 31, 2014 and 2013	SR-KW-3
Notes to Statements of Cash Receipts from Included Contracts	SR-KW-4

        The accompanying Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Kendall Wright (together with any affiliate, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), present the cash or other considerations received by the Contract Party from included contracts subject to the Brand Contract for the years ended December 31, 2014 and 2013 ("Statements of Cash Receipts from Included Contracts").

        These Statements of Cash Receipts from Included Contracts reflect the historical cash receipts of the Contract Party that would have been subject to the Brand Contract with Fantex had the brand contract been in place beginning January 1, 2013. The Statements of Cash Receipts from Included Contracts reflect the gross amount received by the Contract Party subject to the Brand Contract. Had the brand contract been in place beginning January 1, 2013, and subject to the following consideration regarding expired contracts, Fantex would have been entitled to receive 10% of the gross amount received by the Contract Party. The Statements of Cash Receipts from Included Contracts do not reflect earnings of the Contract Party under contracts that had expired and not been renewed as of the signing date of the Brand Contract, as it is not possible to determine if the Contract Party would have excluded these contracts from the Brand Contract. The amounts reflected in the Statements of Cash Receipts from Included Contracts are not necessarily indicative of future cash receipts that will be subject to the Brand Contract.

        Investors in our Fantex Series Kendall Wright are investing in Fantex and not in the Brand Contract or Kendall Wright. However, Fantex Series Kendall Wright is intended to track and reflect the separate economic performance of the assets to be attributed to the Kendall Wright Brand. Only Fantex will have rights under the Brand Contract and recourse against Kendall Wright.

SR-KW-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Fantex, Inc.:

        We have audited the accompanying Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Kendall Wright (together with any affiliate, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), for the years ended December 31, 2014 and 2013 ("Statements of Cash Receipts from Included Contracts"). These Statements of Cash Receipts from Included Contracts are the responsibility of Fantex's management. Our responsibility is to express an opinion on these Statements of Cash Receipts from Included Contracts based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Cash Receipts from Included Contracts are free of material misstatement. Fantex is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the Statements of Cash Receipts from Included Contracts. Our audits included consideration of internal control over financial reporting as it relates to the Statements of Cash Receipts from Included Contracts as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fantex's internal control over financial reporting as it relates to the Statements of Cash Receipts from Included Contracts. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Cash Receipts from Included Contracts, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statements of Cash Receipts from Included Contracts. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying Statements of Cash Receipts from Included Contracts were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. As discussed in Note 1 to the Statements of Cash Receipts from Included Contracts, the statements are not intended to be a complete presentation of the Contract Party's cash receipts. Further, Fantex's interest in the Contract Party cash receipts from included contracts, as defined in Note 2 to the Statements of Cash Receipts from Included Contracts, will commence upon the effective date of the Brand Contract, which has not yet occurred.

        In our opinion, the Statements of Cash Receipts from Included Contracts referred to above present fairly, in all material respects, the cash receipts from included contracts subject to the Brand Contract for the years ended December 31, 2014 and 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
San Francisco, California
April 8, 2015
(April 16, 2015 as to Note 3)

SR-KW-2

Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and

Kendall Wright dated March 26, 2015

(Amounts in thousands)

	December 31,
	2014	2013
RECEIPTS FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT
Contractual NFL player receipts	$510	$420
Contractual NFL player performance incentives receipts	567	333

Total receipts from NFL player contract	1,077	753
Receipts from other included contracts	64	163

TOTAL RECEIPTS FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT	$1,141	$916

The notes are an integral part of these statements

SR-KW-3

Notes to Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Kendall Wright dated March 26, 2015

Note 1. Basis of Presentation

        The accompanying Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Kendall Wright (together with any affiliate, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), present the cash or other considerations received by the Contract Party from included contracts (see Note 2) subject to the Brand Contract for the years ended December 31, 2014 and 2013 ("Statements of Cash Receipts from Included Contracts").

        The Brand Contract entitles Fantex to 10% of the Contract Party's cash or other considerations received from included contracts from the effective date of the Brand Contract and cash or other considerations received from future contracts resulting from certain activities of the Contract Party ("acquired brand income" or "ABI"). These certain activities, defined under the terms of the Brand Contract as the "Field," include activities in or substantially related to being a football player, broadcasting, coaching, motion pictures, television, radio, music, literary, talent engagements, personal appearances, public appearances in places of amusement and entertainment, records and recording, publications, and the use or license of Contract Party's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements and appearances, and any other activities in which Contract Party uses or licenses its name, likeness or reputation to generate cash or other considerations received, unless such activities are specifically excluded by the Brand Contract. In the event that there is any ambiguity as to whether an activity is in the Field, Fantex and the Contract party shall discuss in good faith to consider whether such activity is of the type typically performed by the Contract Party in the principal business (such activities may include sports casting, coaching, acting as spokesperson, etc.). If a resolution is not reached within 30 days from the initial discussions Fantex or the Contract Party may remit the matter to arbitration.

        These Statements of Cash Receipts from Included Contracts reflect the historical cash receipts of the Contract Party that would have been subject to the Brand Contract with Fantex had the brand contract been in place beginning January 1, 2013. The Statements of Cash Receipts from Included Contracts reflect the gross amount received by the Contract Party subject to the Brand Contract. Had the brand contract been in place beginning January 1, 2013, and subject to the following consideration regarding expired contracts, Fantex would have been entitled to receive 10% of the gross amount received by the Contract Party. The Statements of Cash Receipts from Included Contracts do not reflect earnings of the Contract Party under contracts that had expired and not been renewed as of the signing date of the Brand Contract, as it is not possible to determine if the Contract Party would have excluded these contracts from the Brand Contract.

        These Statements of Cash Receipts from Included Contracts were prepared from the historical records of the Contract Party and are not intended to be a complete presentation of the Contract Party's cash receipts. Cash receipts are only earned by Fantex under the Brand Contract subsequent to the effective date of the Brand Contract. In the event the Contract Party does not receive cash, or other considerations no amounts are due to Fantex. The Statements of Cash Receipts from Included Contracts are presented in accordance with accounting principles generally accepted in the United States of America.

SR-KW-4

Notes to Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Kendall Wright dated March 26, 2015 (Continued)

Note 2. Summary of Significant Accounting Policies

        Contractual National Football League (NFL) player receipts—These receipts are recorded based on the cash received by the Contract Party for being on the roster for NFL games, paid on a weekly or bi-weekly basis throughout the season.

        Contractual NFL player performance incentives receipts—These receipts are recorded based on the cash received from various incentives included in the Contract Party's NFL player contract and the player performance bonus under Article 28 of the Collective Bargaining Agreement ("CBA"). The player performance bonus is calculated annually and varies each year based on a comparison of playing time to salary.

        Receipts from other included contracts—These receipts are recorded based on the cash, or other considerations received from the Contract Party's other contracts subject to the Brand Contract, such as endorsements and cash received from NFL Players, Inc. for licensing the image and likeness of the Contract Party.

        Included Contracts—Included contracts are those that are effective upon the date that the Brand Contract was executed by Fantex and the Contract Party and that are included in the Brand Contract. For contracts that existed at the signing on March 26, 2015 of the Brand Contract that are renewals of previous contracts with the same counterparty, those prior contracts, which relate to periods prior to the signing of the Brand Contract, have been considered included contracts.

Note 3. Subsequent Events

        Fantex has evaluated activity after December 31, 2014 until April 16, 2015, and other than the events described above, Fantex is not aware of any events that have occurred subsequent to December 31, 2014 that would require adjustments to or disclosures in the Statements of Cash Receipts from Included Contracts.

SR-KW-5

268,100 Shares

Fantex Series Jack Mewhort Convertible Tracking Stock

and

Shares of Platform Common Stock issuable upon conversion of

Fantex Series Jack Mewhort Convertible Tracking Stock

PROSPECTUS
July 9, 2015

FANTEX BROKERAGE SERVICES, LLC	MERRIMAN CAPITAL, INC.